2021 Annual Report Energizing Life for People & Communities

2021 Highlights Corporate Profile Hydro One Limited (TSX: H) Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as of December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion. Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to energizing life for people and communities across the province. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks and supported the economy through buying approximately $1.7 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov. Contents 2021 Highlights 1 A Message from Our Chair 2 A Message from Our President & CEO 4 Connecting Customers & Communities for Life 6 Building a More Sustainable, Resilient Grid for the Future 8 Corporate Governance 9 Hydro One’s Business Network 11 Why Invest? 12 Financial Highlights 13 Financial Report 14 1 Focusing on Customer Satisfaction Our Connected for Life initiative helped us achieve record-high customer satisfaction scores. Residential and small business customer satisfaction increased to 89% from 87%, and large customer satisfaction increased to 92% from 83%. 2 Building a Stronger Safety Culture While we achieved a best-in-class recordable injury rate of 0.74 in 2021 and since 2004 have succeeded in reducing that rate by approximately 90%, our success was overshadowed by the tragic death of our teammate. To build a stronger safety culture and eliminate serious injuries at Hydro One, we will continue implementing recommendations made by the employee-led Safety Improvement Team with the goal to eliminate life-altering injuries. 3 Standing Up for Communities Our Feed Ontario partnership served up the equivalent of 450,000 meals to Ontarians facing hunger. We also proudly supported local organizations that are working to keep our communities safe and healthy.

1Hydro One Limited Annual Report 2021 We play a critical role in meeting the needs of our customers, building a grid for the future and supporting economic growth. Guided by our purpose of energizing life in Ontario, we are living up to our deep responsibility to put people and communities first. Our promise is to always listen to customers and take action to meet their needs. 1 Transmission SAIDI for multi-circuit supplied delivery points. 4 Improving Customer Experience with Record Distribution Power Reliability We improved the System Average interruption Duration Index (SAIDI) of our distribution network by approximately 11% compared to our 2020 results, which also resulted in the best distribution reliability result in 15 years. We also improved the SAIDI for our transmission network by 9%1. Hydro One’s Customer Average Interruption Duration Index (CAIDI), a key measure of success in delivering reliable power, also improved by 3% in 2021 from 2020. 5 Building the Grid of the Future – Enabling Innovative, Sustainable Growth We submitted Hydro One’s 2023-2027 Investment Plan to the Ontario Energy Board to energize life for communities. The plan, informed by customer feedback, will reduce the impacts of power outages for distribution customers by approximately 25%, enable economic growth and prepare Ontario for the impacts of climate change. 6 More Productivity Savings In 2021, we achieved a 20% increase in year-over-year productivity savings with $343.9 million saved in 2021 as compared to $286.0 million in 2020. We are delivering on our multi-year commitment to keep costs as low as possible with a total of approximately $1.1 billion in productivity savings since 2015. 7 Best Employer, 7th Year For the seventh consecutive year, Hydro One has been recognized by Forbes in its list of Canada’s Best Employers for 2022, reflecting our commitment to creating a diverse, inclusive and engaged workforce, both during these unprecedented times and into the future. 8 Progressive Indigenous Relations As part of our commitment to being a trusted partner to Indigenous communities, in 2021 we focused on excelling at engagement, addressing barriers to employment that may exist for Indigenous employees, and working on education and training to support our employees on their understanding of Indigenous issues. We made the decision to measure our progress and set a public procurement target for Indigenous businesses at 5% of our purchases of materials and services, by 2026. This year, we increased total procurement with Indigenous businesses to $58.3 million, our highest spend to date. 9 People, Planet and Community Commitments As a sustainable company, we are taking action now to stand for people, the planet and communities and to build a sustainable future for our grandchildren and great-grandchildren. We developed goals in our key priority areas including a commitment to achieve net-zero greenhouse gas (GHG) emissions by 2050 with a target of a 30% GHG reduction by 2030. We also have targets for the electrification of our fleet, improving diversity in the workplace and sourcing products and services more from Indigenous businesses. We are committing at least 20% of corporate donations and sponsorships to Indigenous communities and initiatives that benefit Indigenous communities. 10 Critical Capital Investments The electricity system is the backbone of our economy and will play a critical role in Ontario’s economic recovery. To attract new businesses, create jobs and help communities grow, we invested approximately $2.1 billion in capital in 2021 to expand the electricity grid and renew and modernize existing infrastructure.

2 Hydro One Limited Annual Report 2021 A Message from Our Chair I am proud to see the Hydro One team carry its resilience, hard work and dedication to customers and communities in Ontario through another challenging year. Mark and his leadership team have continued to adapt to meet the changing needs of our employees, customers, communities and industry while ensuring safe and resilient power and infrastructure is in place to face the challenges of this pandemic. The Board recognizes the role Hydro One plays in energizing life for Ontarians and we embrace Hydro One’s focus on people, the planet and communities. We are proud that this past year, Hydro One demonstrated its commitment to sustainability by publicly announcing its environmental, social and governance (ESG) goals, including a commitment to achieve net-zero greenhouse gas (GHG) emissions by 2050 with a target of a 30% GHG reduction by 2030. We will continue to work with the executive team to ensure it has an integrated plan and the resources necessary to make meaningful progress along the pathway to net-zero, greater workplace diversity and reconciliation with Indigenous peoples. The Board is also pleased Hydro One started the journey to align its annual sustainability report with the recommendations on the Task Force on Climate-related Financial Disclosures (TCFD) in 2021. Hydro One has also committed to diversifying talent at the Board level with 30% female representation as a signatory to the Catalyst Accord and 3.5% Black representation by 2025 as part of signing the BlackNorth Initiative Pledge in 2020. Our gender- balanced Board already surpasses our Catalyst Accord commitment and we are confident we will meet our BlackNorth Initiative commitments. Timothy Hodgson Chair 1 The Canadian Energy Regulator has historically been used as the data source for this indicator. Going forward, Hydro One will report on this metric using data provided directly from the Independent Energy System Operator for Ontario. Clean, green growth is our province’s way forward. Hydro One enables that growth, delivering electricity that is approximately 94%1 carbon emission-free. Hydro One helped energize life in Peterborough, Lakefield and Norwood by supporting Kawartha Food Share in the fight against hunger.

3Hydro One Limited Annual Report 2021 On behalf of the Board, I want to commend Mark and his team for their steady leadership and execution of the company’s strategic plan this past year. In particular, they led one of the most comprehensive public consultations ever undertaken by our company in support of Hydro One’s 2023- 2027 Joint Rate Application to the Ontario Energy Board for our transmission and distribution businesses. This application includes a five-year Investment Plan that will deliver a more resilient, reliable and sustainable electricity system that is prepared for the impacts of climate change and the future of Ontario. Lastly, but central to everything we do, I want to thank Hydro One’s 9,300 team members, particularly those who continue to work on the frontlines to support our customers and communities in the province. We enter 2022 stronger than ever to build a better and brighter future for generations to come. Timothy Hodgson Chair By 2026, Hydro One has also committed to increasing its Indigenous procurement spend to 5% of the company’s purchases of materials and services and to direct 20% of its community investment donations and sponsorships to Indigenous communities and organizations. Using the reach of its network, Hydro One will continue to leverage its unique position in the province to further reconciliation and nurture respectful, positive and mutually beneficial relationships with Indigenous people, businesses and communities. “ The Board recognizes the role Hydro One plays in energizing life for Ontarians and we embrace Hydro One’s focus on people, the planet and communities.”

4 Hydro One Limited Annual Report 2021 A Message from Our President & CEO Through the passion, determination and ingenuity of our employees, we were able to be there for communities and customers during another challenging year. As an essential service, we proudly maintained the critical supply of electricity to the benefit of all Ontarians – keeping loved ones safe, hospitals running and protecting the most vulnerable in communities. We are a company that puts people first, listening and taking action to meet the evolving needs of our customers, employees, communities and industry. We will play a critical role in Ontario’s economic recovery and the shift to electrification, which represents a historic opportunity to decarbonize and meet our collective net-zero targets. By delivering on our strategy, we are positioned to support greater customer choice and sustainable economic growth for years to come. Energizing Life for People and Communities: At this unique point in history, Hydro One remains committed to our vision of a better and brighter future for all through our focus on people, the planet and communities. Connected for Life is our promise to keep our customers connected to safe and reliable power while we help them find the right relief programs. Since the start of the COVID-19 pandemic in 2020, we proudly supported families and small business owners in their time of need. We helped more than 16,800 customers access financial relief. We also stood ready to support communities across the province by partnering with Feed Ontario to distribute nutritious food to more than 1,200 hunger-relief organizations in more than 130 communities. We also supported local organizations that are working to keep their communities safe and healthy. Looking forward, our 2023-2027 Investment Plan will energize life for future generations by investing in a resilient, reliable and sustainable electricity grid to significantly reduce the impacts of power outages for Mark Poweska President and Chief Executive Officer Hydro One is in the business of providing more than safe and reliable power – we are responsible for energizing life for people and communities across Ontario. Our 2023-2027 Investment Plan to create a better and brighter Ontario ~50,000 Ontarians told us they wanted a more resilient electricity system that is ready for the future 1 in every 20 wooden poles is now at risk of failure ~4,000 circuit km of high-voltage power lines need to be replaced The majority of our system was built in the 1950s and 1960s Nearly 1 in 4 steel transmission towers are more than 80 years old

5Hydro One Limited Annual Report 2021 our distribution customers and prepare for climate change. Every dollar we invest comes at a cost to our customers and the people of Ontario, which is why we are committed to controlling costs and improving productivity. Taking action now to build a sustainable future: We are a sustainable company and we are taking action now to build a better and brighter future for Ontarians. As a transmission and distribution company, Hydro One is uniquely positioned to facilitate the transition towards a low-carbon economy. In addition to our commitment to achieve net-zero emissions by 2050, with a 30% reduction by 2030, we are diversifying our talent, creating an equitable and inclusive environment, adapting to the impacts of climate change on our business and increasing our procurement with Indigenous businesses. Building on our commitment to Indigenous businesses, communities and organizations: In partnership with the Canadian Council for Aboriginal Business (CCAB), we created the Hydro One Business Grant to provide direct financial support to 28 Indigenous-owned businesses impacted by the pandemic. We remain committed to working with Indigenous businesses and increasing spend in that category every year. In 2021, we had our highest spend to date at $58.3 million. Becoming the safest utility: While we continue on our journey to becoming the safest and most efficient utility, we remember the tragic loss of our teammate in 2021 due to a third-party motor vehicle accident. Our leadership team remains committed to transforming our safety culture and implementing the concrete recommendations made by our employee- led Safety Improvement Team to eliminate serious injuries to ensure our entire team’s safety in the workplace. At Hydro One, our people are the heart of this great company and they are responsible for energizing life for Ontarians. On behalf of our executive team, I want to thank each and every member of our team for their hard work and dedication this year. Together, we will continue to build momentum and build a better and brighter future for all Ontarians. Mark Poweska President & Chief Executive Officer Our five-year Investment Plan will 1 Reduce the impacts of power outages for our distribution customers by ~25% 4 Build a grid for the future 3 Prepare for impacts of climate change 2 Renew or replace critical infrastructure

6 Hydro One Limited Annual Report 2021 Connected for Life Connected for Life is our promise to keep our customers connected to safe and reliable power while we help them find the right relief programs. Through Connected for Life and other Hydro One programs, we helped customers access financial relief programs, resulting in more than 16,800 program signups, allowing them to focus on what matters – staying safe and navigating this challenging time. We are investing in technology to meet our customers’ expectations for a more personalized service and more access to real-time data to help them make smart choices. This year, we continued to introduce new digital tools, improve outage communications and increase account flexibility. Hydro One was the first electricity provider in Ontario to offer customers the option to report their outage to us by text message and receive updates on power outage restoration status and times. Our combined efforts to keep our customers connected to safe, reliable and affordable power resulted in record high customer satisfaction scores, with residential and small business customer satisfaction increasing to 89% from 87%. We are focused on what matters, which is looking out for the future of our customers, our industry, and the people of Ontario. Connecting Customers & Communities for Life Communities need us now more than ever. Through our Energizing Life initiative, we provided much-needed funding to charities and local organizations addressing urgent and pressing needs across Ontario

7Hydro One Limited Annual Report 2021 Building Safer, Resilient Communities In 2021, we proudly launched Hydro One’s Energizing Life Community Fund, which funds projects that promote the physical, psychological and emotional safety of Ontarians. By supporting organizations who energize life for so many, we are able to build safer and more resilient communities. The fund provides up to $25,000 in financial support to selected charitable organizations, Indigenous communities and municipalities. 2021 fund recipients included Caregiving Matters, which used its grant to provide 1,200 seniors with new ways to stay connected and improve their physical and emotional safety. Another recipient was the Municipality of Tweed for the creation of a new fitness trail to promote well-being and safety within the community. Food security, mental health, health care and shelter continued to be critical issues facing communities challenged by the COVID-19 pandemic. In response, we partnered with the charitable sector and local organizations to address emerging and urgent needs: • Our contribution to Feed Ontario helped provide the equivalent of 450,000 nutritious meals to more than 1,200 hunger-relief organizations in more than 130 communities across Ontario. • We partnered with Jack.org, to provide free and accessible mental health resources to young people across Ontario through their Jack Talks program. • We provided support to the Gord Downie & Chanie Wenjack Fund as it aims to build cultural understanding and create a path toward Reconciliation between Indigenous and non-Indigenous peoples. • As we became part of Peterborough, Lakefield, Orillia and Norwood communities, we proudly supported local charities making positive change. This included partnerships with Kidsport Ontario to help 150 children in the region access quality sport programs and the Kawartha Food Share to fight against hunger. We funded numerous projects in 2021 that promote the physical, psychological and emotional safety of Ontarians. By putting the safety and wellbeing of Ontarians first, we are helping to build safer and more resilient communities. Power to Give is Hydro One’s employee giving program, which is supported annually by over 90 employee Ambassadors. In 2021, our employees donated over $790,000 to support their local communities. Hydro One’s corporate match increased the total contribution of Power to Give to approximately $1.4 million. Each and every one of us has the Power to Give and it is initiatives like these that build, strengthen and energize life in communities across Ontario.

8 Hydro One Limited Annual Report 2021 Building a More Sustainable, Resilient Grid for the Future Investing in a Better Brighter Future With much of our system built in the 1950s and 1960s, we need to renew and replace critical infrastructure in almost every community across this province. Our plan will improve service for customers, prepare the system for more severe weather and better protect small businesses and large manufacturers from power outages responsible for millions of dollars in lost productivity. We improved the System Average Interruption Duration Index (SAIDI) of our distribution network by approximately 11% compared to our 2020 results, which also resulted in the best distribution reliability result in 15 years. We are building a grid for the future by deploying smart-switch installations, additional communication sensors, devices and storage capacity to serve our customers’ needs. The digital transformation of the electricity sector enables us to leverage technology to respond more quickly to power outages and improve service to customers. Installing smart devices in communities across the province has avoided approximately 12 million customer minutes of power outages in 2021. We are investing in innovative energy solutions to improve power reliability to First Nations and rural customers. We are piloting battery energy storage systems to provide backup power to households when there is a power outage, improving power reliability and the overall customer experience. To support the shift to electrification and a low-carbon economy, we are also piloting how electric vehicles can become active contributors to the grid to increase reliability and cut costs. Partnering with Peak Power, we are testing two-way Vehicle- to-Home (V2H) charging technology to act as batteries and provide back-up electricity. Driving to Net Zero Hydro One is helping Ontarians reduce their carbon footprint in our collective drive to net zero. Through the Ivy Charging Network (Ivy), our joint venture with Ontario Power Generation Inc. (OPG), we are building one of Ontario’s largest and most connected electric vehicle (EV) charging networks. Ivy joined ONroute, the Ministry of Transportation and Canadian Tire Corporation to announce the opening of fast-chargers at all ONroute locations to offer EV drivers fast-charging stations along the province’s busiest highways. We are also partnering with the federal government to develop a pilot project1 for heavy-duty electric truck charging stations, establishing a model that could be used by other utilities and businesses. Hydro One is harnessing the power of innovation to build a more sustainable and resilient grid. We are investing in communities across the province to reduce the impacts of power outages for our distribution customers by approximately 25% and to prepare for climate change. 1 Hydro One will receive approximately $4.9 million through Natural Resources Canada’s Green Infrastructure – Electric Vehicle Infrastructure Demonstration Program to develop this pilot project.

Hydro One's

Corporate Governance

Hydro One's Gender-Balanced Independent Board of Directors

We continue to advance diversity, equity and inclusion at all levels of Hydro One to better reflect where we work and the communities we represent across the province. We are fortunate to benefit from diverse perspectives, with Indigenous representation and gender parity at the Board level. The current composition of our Independent Non-Executive Board Members are five female (50%) and five male (50%). We believe this balance makes us one of the most gender-progressive boards in North America, reflecting best practices in board diversity and surpassing our Catalyst Accord commitment to maintaining at least 30% female board members.

Strong corporate governance practices are the heart of how we manage our day-to-day operations in the interest of all stakeholders.

Hydro One and its independent Board of Directors recognize the importance of corporate governance in the effective management of the company. A governance agreement between Hydro One and the Province of Ontario, which was executed in advance of the November 2015 Initial Public Offering of the company, supports strong corporate governance centered on independence, integrity and accountability which is in the best interests of shareholders, and promotes and strengthens relationships with our customers, employees, the communities where we operate and other stakeholders.

Board Gender Diversity[2]


50%
Female Directors
50%
Female
50%
Male

Hydro One's Board of Directors is composed of a diverse and accomplished group of independent, proven business leaders with deep corporate governance experience. The Board's primary role is overseeing corporate performance and the quality, depth and continuity of management required to meet the company's strategic objectives. Hydro One is committed to establishing and maintaining best corporate governance practices. The company's practices are fully aligned with the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange.

Board Structure: The Chair is responsible for leading the Board of Directors in carrying out its duties and responsibilities effectively, efficiently and independent of management. The Chair is nominated and confirmed annually by special resolution of the Board. Consistent with best practices, Hydro One's Board Chair is separate from the role of President and Chief Executive Officer and is independent of Hydro One and the Province of Ontario.

In 2021, the Board continued to enhance its oversight of Hydro One's approach to environmental, social and governance (ESG) matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company's key sustainability priorities and its annual sustainability report, which is aligned with the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative Standards (GRI), and prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Board of Directors and Committees (as of February 25, 2022)

★ Chair • Committee Member

Committees	Audit	Governance & Regulatory	Human Resources	Indigenous Peoples, Safety & Operations
Timothy Hodgson[3] (Chair)				
Mark Poweska[3] (President & CEO)				
Cherie Brant		•		•
Blair Cowper-Smith	•		•	
David Hay		•		★
Jessica McDonald	•		•	
Stacey Mowbray	•			•
Russel Robertson	★		•	
William Sheffield		•		•
Melissa Sonberg	•		★	
Susan Wolburgh Jenah		★		•

To learn more about the Directors, committee mandates and composition, go to www.HydroOne.com/Investors

[2] Hydro One's Independent Non-Executive Board Members.

[3] Timothy Hodgson and Mark Poweska are not members of any of the Committees, but attend all Committee meetings.

Hydro One Limited Annual Report 2021 9

10 Hydro One Limited Annual Report 2021 For detailed biographical information of Hydro One Limited Board members, visit www.HydroOne.com/Investors. The biographical information of Hydro One Limited Board members is based on information available as of February 25, 2022. 11. Mark Poweska President and Chief Executive Officer 12. Brad Bowness Chief Information Officer 13. Jason Fitzsimmons Chief Corporate Affairs & Customer Care Officer 14. Lyla Garzouzi Chief Safety Officer 1. Timothy Hodgson, MBA, FCPA, ICD.D Corporate Director, Chair of Hydro One Limited, Director Public Sector Pension Investment Board (PSP Investments) and Dialogue Health Technologies. Former Director Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health. Retired Managing Partner Alignvest Management Corporation, Former Special Advisor to Bank of Canada Governor Mark Carney, Former CEO Goldman Sachs Canada 2. Cherie Brant, BES, J.D. Partner, Borden Ladner Gervais LLP, Director Toronto-Dominion Bank, Anishnawbe Health Foundation, Canadian Club of Toronto, Canadian Council for Aboriginal Business and Member of Aboriginal Education Council for Centennial College. Former Director Women’s College Hospital, Former Director Trillium Gift of Life 3. Blair Cowper-Smith, LLB, LLM, ICD.D Principal and founder Erin Park Business Solutions, Former Chief Corporate Affairs Officer OMERS, Former Senior Partner at McCarthy Tetrault LLP. Director Porter Airlines, Financial Services Regulatory Authority of Ontario and Face the Future Foundation. Faculty, Directors College McMaster University, DeGroote School of Business. Former Public Policy Committee Member of the Canadian Coalition for Good Governance and Former Member of Securities Advisory Committee of the Ontario Securities Commission 4. David Hay, LLB, ICD.D Managing Director Delgatie Incorporated, Former President and CEO New Brunswick Power Corporation, Former Vice-Chair and Managing Director of CIBC World Markets Inc., Director EPCOR Utilities Inc., Council Member of the Council for Clean and Reliable Energy. Former Director Toronto Hydro-Electric System Limited and Former Director Associated Electric & Gas Insurance Services Limited (AEGIS). Former Chair Beaverbrook Art Gallery, Former Chair SHAD Canada 5. Jessica McDonald, ICD.D Corporate Director with CERT Certificate in Cybersecurity Oversight. Former Chair & Interim CEO Canada Post Corporation, Former President & CEO BC Hydro & Power Authority, Director GFL Environmental Inc., Coeur Mining Inc., Sustainable Development Technology Canada and Greater Vancouver Board of Trade, Former Chair of Powertech Labs, Former Director for Powerex, Former Visiting Fellow at Stanford’s Center for Energy Policy and Finance 6. Stacey Mowbray, MBA, ICD.D Corporate Director, Former President North America WW International (formerly Weight Watchers), Former President and CEO at The Second Cup Ltd. Director Currency Exchange International/ Exchange Bank of Canada, Sleep Country Canada Holdings Inc., Bonne O Holdings and dentalcorp Holdings Ltd. Former Director Trillium Health Partners, Second Cup Coffee, Liquor Control Board of Ontario and Niagara Ventures Corporation and Former Chair of the Coffee Association of Canada 7. Russel Robertson, FCPA, FCA, ICD Corporate Director, Director Bausch Health Companies Inc.and Turquoise Hill Resources Ltd. Former Director Virtus Investment Partners Inc., Former CFO, BMO Financial Group, Former Vice-Chair, Deloitte & Touche LLP (Canada), Former Canadian Managing Partner, Arthur Andersen LLP (Canada) 8. William Sheffield, BSC, MBA, ICD.D Corporate Director, Director Velan Inc., Former CEO Sappi Fine Papers. Former Director Houston Wire & Cable Company, Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies, Family Enterprise Canada and SHAD 9. Melissa Sonberg, BSC, MHA, ICD.D Professor of Practice, McGill University, Desautels Faculty of Management. Director Exchange Income Corporation, Athennian and Montreal Children’s Hospital Foundation. Former Director Group Touchette, Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Former Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA 10. Susan Wolburgh Jenah, J.D., ICD.D Corporate Director, Former President & CEO of the Investment Industry Regulatory Organization of Canada. Director Laurentian Bank of Canada and Aecon Group Inc., Vice-Chair Humber River Hospital. Member of the Independent Review Committee of Vanguard Investments Canada. Former Public Governor of the U.S. Financial Industry Regulatory Authority (FINRA), Former Chair of the NEO Exchange, Former Director of The Global Risk Institute. Former Vice- Chair, Acting Chair, General Counsel and Head of International Affairs at the Ontario Securities Commission. Member of the C.D. Howe National Advisory Council and Former Mentor to the Catalyst Women on Board Program 11. Mark Poweska, President and CEO of Hydro One Limited, Former Executive Vice President, Operations at BC Hydro, Chair of Ontario Energy Association, Director Western Energy Institute Board of Directors 21 4 3 65 87 10 9 11 13 12 1514 1716 18 Executive Leadership Team 15. Paul Harricks Chief Legal Officer 16. David Lebeter Chief Operating Officer 17. Chris Lopez Chief Financial Officer 18. Megan Telford Chief Human Resources Officer

Hydro One's Business Network & Role in Ontario's

Electricity System

Our Rate-Regulated Business

Transmission: Our transmission system transmits high-voltage electricity from nuclear, hydroelectric, natural gas, wind and solar sources to distribution companies and industrial customers across Ontario. Our system accounts for approximately 98%[3] of Ontario's transmission capacity with approximately 30,000 circuit kilometres of high-voltage transmission lines. We also own and operate 25 cross-border interconnections with neighbouring provinces and the United States, which allows electricity to flow into and out of Ontario.

Distribution: Our distribution system is the largest[4] in Ontario. It consists of approximately 125,000 circuit kilometres of primary low-voltage power lines serving approximately 1.5 million customers, mostly in rural areas. As well, Hydro One Remote Communities Inc. serves customers in one grid-connected and 21 off-grid communities in Ontario's far north.

Our Other Business

In addition to supporting Hydro One's regulated business segments, Acronym Solutions offers a comprehensive suite of information and communications technology (ICT) within a number of categories including: Network and Internet; Operations; Cloud; Managed Security; and Voice and Collaboration, that extend beyond its fibre optic network, in a competitive commercial market. We also invested in Ivy, a joint venture between Hydro One and OPG, which provides EV charging network services. We have also established an Energy Management Services business and are providing behind-the-meter battery energy storage system solutions to commercial and industrial customers, in partnership with EDF Renewables.

Our Role as a Transmission and Distribution Company

Our transmission and distribution system safely and reliably serves communities throughout Ontario. Hydro One's transmission business operates and maintains most of the high-voltage transmission system that carries electricity from generators to local electric utilities or large industrial customers, such as manufacturers.

Through our distribution business, we also operate and maintain low-voltage distribution systems that carry electricity from transformer stations to distribution stations, to pole-top transformers through power lines, and into homes and businesses.

A mix of private companies and government-owned entities generate power for all of Ontario and the sources of power are managed by the Independent Electricity System Operator (IESO).


Electricity Generation Sources
Transformer
(increased to higher voltage)
Transmission
Transmission System
Transformer
(decreased to medium voltage)
Distribution
Distribution System
Transformer
(decreased to lower voltage)
Hydro One's role in the Ontario electric power system
Industrial, Commercial and Residential Customers

[3] Based on revenue approved by the OEB.
[4] Based on customers (per OEB yearbook).

Hydro One Limited Annual Report 2021 11

12 Hydro One Limited Annual Report 2021 Why Invest in Hydro One? Everyone Uses Electricity One of the largest electrical utilities in North America, with significant scale and leadership position across Canada’s most populated province. 1 Strong Balance Sheet One of the strongest investment-grade balance sheets in the North American utility sector. 2 Pure-play Transmission and Distribution Unique combination of electric power transmission and local distribution, with no power generation assets. 3 Stable Operations Stable and growing cash flows with 99% of revenues fully rate-regulated in a constructive, transparent and collaborative regulatory environment. 4 Hydro One is a unique low-risk opportunity to participate in the transformation of a premium large-scale electric utility. Financial Performance Predictable self-funding organic growth profile with expanding rate base and strong cash flows, together with broad support for refurbishment of aging infrastructure. No external equity required to fund planned growth. 5 Transparent ESG Reporting Transparency in our environmental, social and governance reporting with public policies and sustainability targets. 6 Rate Base Expansion Opportunity for continued dividend growth with rate base expansion, continued consolidation and efficiency realization. Attractive Dividend Annualized dividend of $1.0652 per share with attractive 70%-80% target payout ratio. 7 8 5 Compound Annual Growth Rate (CAGR) for 2022 to 2027. Subject to change upon OEB approval of Joint Rate Application for 2023-2027.

Financial Highlights

Year ended December 31 (millions of dollars, except as otherwise noted)	**2021**	2020
Revenues	**7,225**	7,290
Purchased power	**3,579**	3,854
Revenues, net of purchased power[1]	**3,646**	3,436
Operation, maintenance and administration (OM&A) costs	**1,112**	1,070
Depreciation, amortization and asset removal costs	**922**	884
Financing charges	**461**	471
Income tax expense (recovery)	**178**	(785)
Net income to common shareholders of Hydro One	**965**	**1,770**
Adjusted net income to common shareholders of Hydro One[1]	**965**	**903**
Basic earnings per common share (EPS)	**$ 1.61**	$ 2.96
Diluted EPS	**$ 1.61**	$ 2.95
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	**$ 1.61**	$ 1.51
Diluted Adjusted EPS[1]	**$ 1.61**	$ 1.51
Net cash from operating activities	**2,149**	2,030
Funds from operations (FFO)[1]	**2,041**	1,830
Capital investments	**2,125**	1,878
Assets placed in-service	**1,757**	1,639
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**19,915**	20,091
Distribution: Electricity distributed to Hydro One customers (GWh)	**29,966**	28,379

As at December 31	**2021**	2020
Debt to capitalization ratio[2]	**56.5%**	56.3%

1 The Company prepares and presents its financial statements in accordance with United States (US) generally accepted accounting principles (GAAP). The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Adjusted net income, Adjusted EPS (basic and diluted), FFO and Revenues, net of purchased power are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. See the section "Non-GAAP Financial Measures" for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.

2 Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. The Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, but excluding any amounts related to noncontrolling interest. Additional disclosure for this non-GAAP ratio is incorporated by reference herein and can be found under the section titled "Non-GAAP Measures" in the Annual MD&A available on SEDAR under the Company's profile at www.sedar.com

Total Assets

$30.4b


2%
60%
38%

Rate Base

$22.6b


39%
61%

Revenues[1]

(Net of purchased power costs)

$3.6b


1%
50%
49%

Regulated Earnings

(Before financing charges and income taxes)

$1.6b


42%
58%

● Transmission ● Distribution ● Other

Total Shareholder Return (TSR)

January 1, 2021 to December 31, 2021


Hydro One
+18.9%
S&P/TSX Capped Utilities Index
+11.6%
S&P/TSX Composite Index
+25.2%
S&P 500 Electric Utilities Index
+19.4%
S&P 500 Index
+28.7%

This report contains forward-looking information within the meaning of applicable Canadian securities laws that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and includes beliefs and assumptions made by the management of Hydro One. Such information includes, but is not limited to, statements relating to: Hydro One's 2023-2027 Joint Rate Application and its five-year Investment Plan, expected outcomes and impacts; Hydro One's commitments, including to achieving net-zero emissions by 2050 with a 30% reduction by 2030, to Indigenous communities and businesses including increasing Indigenous procurement spend, to becoming the safest and most efficient utility, and to diversity, equity and inclusion; Hydro One's investments in infrastructure, technology and innovation to build a more sustainable and resilient grid, and expected outcomes; Hydro One's stable and growing cash flows, organic growth profile, expanding rate base, and expectations regarding funding of planned growth; Hydro One's strategy and focus, including anticipated outcomes and impacts; and dividends. Words such as "expect" and "will" are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited's and Hydro One Inc.'s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

All figures in this document are approximate figures that are rounded to the nearest decimal place.

Hydro One Limited Annual Report 2021 **13**

14Hydro One Limited Annual Report 2021 Contents Management’s Discussion and Analysis 15 Consolidated Financial Statements 51 Notes to Consolidated Financial Statements 57 Corporate and Shareholder Information 103 Financial Report 14 Hydro One Limited Annual Report 2021

Management's Discussion and Analysis

For the years ended December 31, 2021 and 2020

The following Management's Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (together the Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2021, based on information available to management as of February 24, 2022.

Consolidated Financial Highlights and Statistics

Year ended December 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Revenues	**7,225**	7,290	(0.9%)
Purchased power	**3,579**	3,854	(7.1%)
Revenues, net of purchased power[1]	**3,646**	3,436	6.1%
Operation, maintenance and administration (OM&A) costs	**1,112**	1,070	3.9%
Depreciation, amortization and asset removal costs	**922**	884	4.3%
Financing charges	**461**	471	(2.1%)
Income tax expense (recovery)	**178**	(785)	122.7%
Net income to common shareholders of Hydro One	**965**	**1,770**	**(45.5%)**
Adjusted net income to common shareholders of Hydro One[1]	**965**	**903**	**6.9%**
Basic earnings per common share (EPS)	**$ 1.61**	$ 2.96	(45.6%)
Diluted EPS	**$ 1.61**	$ 2.95	(45.4%)
Basic Adjusted EPS[1]	**$ 1.61**	$ 1.51	6.6%
Diluted Adjusted EPS[1]	**$ 1.61**	$ 1.51	6.6%
Net cash from operating activities	**2,149**	2,030	5.9%
Funds from operations (FFO)[1]	**2,041**	1,830	11.5%
Capital investments	**2,125**	1,878	13.2%
Assets placed in-service	**1,757**	1,639	7.2%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**19,915**	20,091	(0.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	**29,966**	28,379	5.6%

	2021	2020
Debt to capitalization ratio[2]	**56.5%**	56.3%

1 The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Adjusted net income, Adjusted EPS (basic and diluted), FFO and Revenues, net of purchased power are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. See the section "Non-GAAP Financial Measures" for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.

2 Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. See the section "Non-GAAP Financial Measures" for a discussion of this non-GAAP ratio and its component elements.

Hydro One Limited Annual Report 2021 15

Management's Discussion and Analysis

Overview

Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario's largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario's electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company's regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.

For the years ended December 31, 2021 and 2020, Hydro One's segments accounted for the Company's total revenues, net of purchased power[1], as follows:

Year ended December 31	2021	2020
Transmission	**50%**	51%
Distribution	**49%**	48%
Other	**1%**	1%

As at December 31, 2021 and 2020, Hydro One's segments accounted for the Company's total assets as follows:

Year ended December 31	2021	2020
Transmission	**60%**	58%
Distribution	**38%**	38%
Other	**2%**	4%

1 Revenues, net of purchased power, is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

Transmission Segment

Hydro One's transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario's transmission capacity based on revenue approved by the Ontario Energy Board (OEB). As at December 31, 2021, the Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company's transmission business is rate-regulated and earns revenues mainly by charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2021	2020
Electricity transmitted[1] (MWh)	**133,844,210**	132,225,424
Transmission lines spanning the province (circuit-kilometres)	**30,023**	30,093
Rate base (millions of dollars)	**13,745**	13,185
Capital investments (millions of dollars)	**1,320**	1,157
Assets placed in-service (millions of dollars)	**1,008**	948

1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.

Distribution Segment

Hydro One's distribution business is the largest in Ontario and consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, inclusive of the distribution system of Orillia Power Distribution Corporation (Orillia Power) and the business and distribution assets of Peterborough Distribution Inc., (Peterborough Distribution) and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The Company's distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2021	2020
Electricity distributed to Hydro One customers (GWh)	**29,966**	28,379
Electricity distributed through Hydro One lines (GWh)[1]	**40,433**	39,131
Distribution lines spanning the province (circuit-kilometres)	**124,825**	124,571
Distribution customers (number of customers)	**1,476,491**	1,449,629
Rate base (millions of dollars)	**8,854**	8,505
Capital investments (millions of dollars)	**787**	712
Assets placed in-service (millions of dollars)	**738**	684

1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

16 **Hydro One Limited** Annual Report 2021

Management’s Discussion and Analysis 2021 Distribution Revenues Embedded Distributors 7% Large Users 9% General Service 28%Residential 56% Other Segment Hydro One's other segment consists principally of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities. The telecommunication business is carried out by Hydro One's wholly- owned subsidiary Acronym Solutions Inc. (Acronym Solutions), formerly Hydro One Telecom Inc. In addition to supporting Hydro One's regulated business segments, Acronym Solutions offers a comprehensive suite of Information Communications Technology solutions within a number of categories including: Network and Internet; Operations; Cloud; Managed Security; and Voice and Collaboration, that extend beyond its fibre optic network, in a competitive commercial market. Acronym Solutions is not regulated by the OEB, however Acronym Solutions is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan. Hydro One's other segment also includes the deferred tax asset which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. Furthermore, Hydro One's other segment also includes a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated. Primary Factors Affecting Results of Operations Transmission Revenues Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario as well as ancillary revenues associated with providing maintenance services to power generators and from third-party land use. Distribution Revenues Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments. Purchased Power Costs Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk. Operation, Maintenance and Administration Costs OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (IT) systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks. Depreciation, Amortization and Asset Removal Costs Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet. Hydro One Limited Annual Report 2021 17

Management's Discussion and Analysis

Financing Charges

Financing charges relate to the Company's financing activities, and include interest expense on the Company's long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

Results of Operations

Net Income

Net income attributable to common shareholders of Hydro One for the year ended December 31, 2021 of $965 million is a decrease of $805 million, or 45.5%, from the prior year. Significant influences on net income attributable to common shareholders of Hydro One included:

- higher revenues, net of purchased power[2], primarily resulting from:
  - an increase in distribution revenues, net of purchased power[2], primarily due to OEB-approved distribution rates, recovery of deferred tax asset (DTA) amounts (DTA Recovery Amounts) pursuant to the April 2021 OEB decision (DTA Implementation Decision), and the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options; and
  - an increase in transmission revenues mainly due to OEB-approved 2021 transmission rates and DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by the recognition of Conservation and Demand Management (CDM) revenues in the prior year following receipt of the 2020 OEB Decision on transmission rates as well as higher regulatory adjustments.
- higher OM&A costs primarily resulting from:
  - higher work program expenditures including IT initiatives, emergency restoration efforts, and vegetation management;
  - higher project write-offs in 2021; and
  - lower insurance proceeds received in 2021; partially offset by
  - lower costs related to COVID-19.
- higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend and higher asset removal cost.
- higher income tax expense primarily attributable to:
  - income tax recovery recorded in the prior year following the July 2020 decision of the Ontario Divisional Court (ODC Decision);
  - income tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
  - higher pre-tax earnings and lower net deductible timing differences.

Further contributing to the year-over-year impact on net income attributable to common shareholders was the redemption of the Series 1 Preferred Shares announced in the third quarter of the prior year.

Included in the Company's results for the year ended December 31, 2021 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs of $15 million (2020 - $50 million) consist primarily of additional janitorial fees and facility-related cleaning supplies to facilitate more frequent cleaning of our buildings and offices, as well as hand sanitizer and rapid-antigen tests to help reduce the spread of the virus. The prior year costs also included costs associated with the temporary stand-down of the Company's workforce as well as the impact of incremental bad debt provisions. For additional disclosure related to the impact of COVID-19 on the Company's operations for the year ended December 31, 2021, please see section "Other Developments - COVID-19".

EPS and Adjusted EPS

EPS was $1.61 for the year ended December 31, 2021, compared to EPS of $2.96 in 2020. The decrease in EPS was primarily driven by the impact of lower earnings year over year, as noted above. Adjusted EPS[3], which adjusts for impacts of the ODC Decision, was $1.61 for the year ended December 31, 2021 compared to $1.51 in 2020. The increase in Adjusted EPS was driven by changes in net income for the year ended December 31, 2021, as discussed above, but excluding the impacts of the ODC Decision.

2 Revenues, net of purchased power, is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

3 Adjusted EPS is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2021	2020	Change
Transmission	**1,824**	1,740	4.8%
Distribution	**5,359**	5,507	(2.7%)
Other	**42**	43	(2.3%)
Total revenues	**7,225**	7,290	(0.9%)
Transmission	**1,824**	1,740	4.8%
Distribution revenues, net of purchased power[1]	**1,780**	1,653	7.7%
Other	**42**	43	(2.3%)
Total revenues, net of purchased power[1]	**3,646**	3,436	6.1%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**19,915**	20,091	(0.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	**29,966**	28,379	5.6%

1 Revenues, net of purchased power is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

18 Hydro One Limited Annual Report 2021

Management's Discussion and Analysis

Transmission Revenues

Transmission revenues increased by 4.8% during the year ended December 31, 2021, primarily due to the following:

- higher revenues resulting from OEB-approved 2021 rates;
- higher revenues associated with DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
- higher peak demand; partially offset by
- the recognition of CDM revenues in the prior year as a result of the OEB decision on 2020 rates; and
- higher regulatory adjustments.

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power[4], increased by 7.7% during the year ended December 31, 2021, primarily due to the following:

- higher revenues resulting from OEB-approved 2021 rates;
- higher revenues associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision;
- higher revenues year-over-year following the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options;
- distribution revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; and
- higher energy consumption.

4 Revenues, net of purchased power, is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

OM&A Costs

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission	**397**	391	1.5%
Distribution	**658**	619	6.3%
Other	**57**	60	(5.0%)
	1,112	1,070	3.9%

Transmission OM&A Costs

Transmission OM&A costs increased by 1.5% for the year ended December 31, 2021, primarily due to the following:

- higher project write-offs;
- lower insurance proceeds received in 2021; and
- higher work program expenditures related to IT initiatives and a higher volume of work on vegetation management; partially offset by
- lower corporate support costs;
- lower other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered through rates and therefore net income neutral; and
- lower COVID-19 related expenditures.

Distribution OM&A Costs

Distribution OM&A costs increased by 6.3% for the year ended December 31, 2021, primarily due to:

- higher work program expenditures related to emergency power restoration efforts, a higher volume of work on vegetation management execution, IT initiatives and customer care initiatives;
- incremental costs of the Peterborough Distribution and Orillia Power operations; and
- higher corporate support costs; partially offset by
- lower COVID-19 related expenditures; and
- lower bad debt expense.

Depreciation, Amortization and Asset Removal Costs

Depreciation, amortization and asset removal costs increased by $38 million, or 4.3%, in 2021, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend and higher asset removal costs.

Financing Charges

Financing charges decreased by $10 million, or 2.1%, for the year ended December 31, 2021, primarily due to:

- the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
- higher capitalized interest due to higher average balance of assets under construction; partially offset by
- higher interest expense on long-term debt due to higher debt levels; and
- higher realized losses on cash flow hedges.

Income Tax Expense

Income taxes are accounted for using the asset and liability method. Current taxes are recorded based on the taxes expected to be paid in respect of the current and prior years' taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carry forward unused tax losses and credits.

As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on estimate of current tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely-than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred tax expense. Therefore the consolidated tax expense or recovery for the current period is based on the total current and deferred tax expense or recovery, net of the regulatory accounting offset to deferred tax expense arising from temporary differences recoverable from or refundable to customers in the future.

Hydro One Limited Annual Report 2021 19

Management's Discussion and Analysis

Income tax expense was $178 million for the year ended December 31, 2021, compared to income tax recovery of $785 million in 2020. The $963 million increase in income tax expense for the year ended December 31, 2021 was primarily attributable to the $867 million income tax recovery recognized in the prior year following the ODC Decision. Once adjusted for the impact of the ODC Decision, the Adjusted income tax expense[5] for the year ended December 31, 2020 was $82 million.

The $96 million increase in Adjusted income tax expense[5] for the year ended December 31, 2021 compared to the prior year was principally attributable to:

- tax expense relating to the DTA Recovery Amounts pursuant to the OEB's DTA Implementation Decision, which is offset by a corresponding increase in revenue and is net income neutral;
- higher pre-tax earnings; and
- lower net deductible timing differences.

The Company realized an effective tax rate (ETR) of approximately 15.5% for the year ended December 31, 2021 compared to approximately (77.6%) realized in 2020. The prior year ETR, once adjusted for the impact of the ODC Decision (Adjusted ETR)[5], was 8.1%.

5 Adjusted income tax expenses and Adjusted ETR are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. See the section "Non-GAAP Financial Measures" for a discussion of this non-GAAP financial measures and a reconciliation of such measure to the most directly comparable GAAP measure.

Common Share Dividends

In 2021, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 23, 2021	March 17, 2021	March 31, 2021	$ 0.2536	152
May 6, 2021	June 9, 2021	June 30, 2021	$ 0.2663	159
August 9, 2021	September 8, 2021	September 30, 2021	$ 0.2663	159
November 8, 2021	December 8, 2021	December 31, 2021	$ 0.2663	159
				629

Following the conclusion of the fourth quarter of 2021, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 24, 2022	March 16, 2022	March 31, 2022	$ 0.2663	159

Selected Annual Financial Statistics

Year ended December 31 (millions of dollars, except per share amounts)	**2021**	2020	2019
Revenues	**7,225**	7,290	6,480
Net income (loss) to common shareholders of Hydro One	**965**	1,770	778
Basic EPS	**$ 1.61**	$ 2.96	$ 1.30
Diluted EPS	**$ 1.61**	$ 2.95	$ 1.30
Basic Adjusted EPS[1]	**$ 1.61**	$ 1.51	$ 1.54
Diluted Adjusted EPS[1]	**$ 1.61**	$ 1.51	$ 1.53
Dividends per common share declared	**$ 1.05**	$ 1.00	$ 0.96
Dividends per preferred share declared[2]	**n/a**	$ 1.20	$ 1.06

As at December 31 (millions of dollars)	**2021**	2020	2019
Total assets	**30,383**	30,294	27,061
Total non-current financial liabilities[3]	**13,066**	12,813	10,897

1 Adjusted EPS (basic and diluted) are non-GAAP financial measures. See the section "Non-GAAP Financial Measures".

2 Preferred dividends per share are calculated using the weighted average number of preferred shares outstanding during each year. The preferred share dividends paid in 2020 and 2019 were $18 million. All the preferred shares were redeemed on November 20, 2020. See section "Share Capital" for details.

3 Total non-current financial liabilities include long-term debt, long-term lease obligations, derivative liabilities, and long-term accounts payable.

20 Hydro One Limited Annual Report 2021

Management's Discussion and Analysis

Net Income - 2020 compared to 2019

Net income attributable to common shareholders for the year ended December 31, 2020 of $1,770 million is an increase of $992 million, or 127.5%, from the prior year. Significant influences on net income included:

- higher revenues, net of purchased power[6], primarily resulting from:
  - an increase in transmission revenues primarily due to the OEB's decision on 2020 rates; partially offset by
  - a decrease in distribution revenues, net of purchased power[6], mainly due to 2018 foregone revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by the OEB's decision on 2020 rates and revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020.
- lower OM&A costs primarily resulting from:
  - the payment of the termination fee in 2019 related to the terminated acquisition of Avista Corporation (Merger); and
  - lower vegetation management and work program expenditures, and the 2019 write-off of the Lake Superior Link project; partially offset by
  - costs related to COVID-19;
  - additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
  - lower insurance proceeds received in 2020.
- lower financing charges primarily resulting from financing costs related to the Merger incurred in the first quarter of 2019; partially offset by an increase in interest expense on long-term debt due to increased debt levels in 2020.
- higher income tax recovery primarily attributable to:
  - income tax recovery recorded following the ODC Decision; partially offset by
  - 2019 income tax recovery following the payment of the termination fee and financing charges related to the Merger; and
  - lower incremental tax deductions and deductible temporary differences.

EPS and Adjusted EPS - 2020 compared to 2019

EPS was $2.96 for the year ended December 31, 2020, compared to EPS of $1.30 in 2019. The increase in EPS was driven by higher earnings for the year ended December 31, 2020, as discussed above. Adjusted EPS[7], which excludes the impacts of the income tax recovery related to the ODC Decision received in 2020, as well as income and costs related to the Merger in 2019, was $1.51 for the year ended December 31, 2020, compared to $1.54 in 2019. The decrease in Adjusted EPS was driven by changes in net income for the year ended December 31, 2020, as discussed above, but excluding the impacts of the Merger and the ODC Decision. See section "Non-GAAP Financial Measures" for description of Adjusted EPS and Adjusted net income.

6 Revenues, net of purchased power, is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

7 Adjusted EPS, is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

Quarterly Results of Operations

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenues	1,779	1,913	1,722	1,811	1,867	1,903	1,670	1,850
Purchased power	914	933	838	894	1,046	993	808	1,007
Revenues, net of purchased power[1]	865	980	884	917	821	910	862	843
Net income to common shareholders	159	300	238	268	161	281	1,103	225
Adjusted net income to common shareholders[1]	159	300	238	268	161	281	236	225
Basic EPS	$ 0.27	$ 0.50	$ 0.40	$ 0.45	$ 0.27	$ 0.47	$ 1.84	$ 0.38
Diluted EPS	$ 0.26	$ 0.50	$ 0.40	$ 0.45	$ 0.27	$ 0.47	$ 1.84	$ 0.38
Basic Adjusted EPS[1]	$ 0.27	$ 0.50	$ 0.40	$ 0.45	$ 0.27	$ 0.47	$ 0.39	$ 0.38
Diluted Adjusted EPS[1]	$ 0.26	$ 0.50	$ 0.40	$ 0.45	$ 0.27	$ 0.47	$ 0.39	$ 0.38
Earnings coverage ratio[2]	3.1	3.1	3.0	2.9	2.8	2.9	n/a	n/a

1 Revenues, net of purchased power, Adjusted Net Income and Adjusted EPS (basic and diluted) are non-GAAP financial measures. See the section "Non-GAAP Financial Measures".

2 Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company's financial statements and might not be comparable to similar financial measures presented by other entities. See the section "Non-GAAP Financial Measures" for a discussion of this non-GAAP ratio and its component elements.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

Hydro One Limited Annual Report 2021 21

Management's Discussion and Analysis

Capital Investments

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One's existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service

The following table presents Hydro One's assets placed in-service during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission	1,008	948	6.3%
Distribution	738	684	7.9%
Other	11	7	57.1%
Total assets placed in-service	1,757	1,639	7.2%

Transmission Assets Placed In-Service

Transmission assets placed in-service increased by $60 million or 6.3% during the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to the following:

- substantial completion of the new Ontario grid control centre in the City of Orillia in the current year;
- higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection standards placed in-service; and
- timing of assets placed in-service (including the East-West Tie Connection, Stanley transmission station, and the new shunter reactors at Lennox transmission station, partially offset by Lennox transmission station, Elgin transmission station, Sheppard transmission station and Gage transmission station); partially offset by
- the placement in-service of the High-Voltage Underground Cable replacement in Toronto in 2020;
- lower spend on spare transformer purchases; and
- lower volume of assets placed in-service for IT projects.

Distribution Assets Placed In-Service

Distribution assets placed in-service increased by $54 million or 7.9% during the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to the following:

- substantial completion of the new Ontario grid control centre in the City of Orillia in the current year;
- higher volume of work on customer connections and wood poles;
- higher volume of work on station refurbishments and replacements; and
- higher volume of storm-related asset replacements; partially offset by
- lower volume of assets placed in-service for IT projects;
- completion of the Woodstock Operation Centre in 2020; and
- timing of assets placed in-service for system capability reinforcement projects.

Capital Investments

The following table presents Hydro One's capital investments during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020	Change
Transmission			
Sustaining	906	819	10.6%
Development	296	226	31.0%
Other	118	112	5.4%
	1,320	1,157	14.1%
Distribution			
Sustaining	335	317	5.7%
Development	332	289	14.9%
Other	120	106	13.2%
	787	712	10.5%
Other	18	9	100.0%
Total capital investments	2,125	1,878	13.2%

Total 2021 capital investments of $2,125 million were largely in-line with the previously disclosed expected amount of $2,092 million.

22 Hydro One Limited Annual Report 2021

Management's Discussion and Analysis

Transmission Capital Investments
Transmission capital investments increased by $163 million or 14.1% in the year ended December 31, 2021 compared to the year ended December 31, 2020. Principal impacts on the levels of capital investments included:

- higher volume of station refurbishments and replacements;
- higher investments in multi-year development projects (including; the new Lakeshore switching station, transformer replacement and upgrade at St. Lawrence transmission station, and Barrie area transmission upgrade, partially offset by the East-West Tie Connection);
- higher spend on line refurbishments and wood pole replacements;
- higher volume of work on customer connections; and
- investment in the new Ontario grid control centre in the City of Orillia; partially offset by
- lower volume of spare transformer purchases, demand capital related to equipment failures, power quality and risk mitigation projects and facility sustainment investments.

Distribution Capital Investments
Distribution capital investments increased by $75 million or 10.5% in the year ended December 31, 2021 compared to the year ended December 31, 2020. Principal impacts on the levels of capital investments included:

- higher volume of work on customer connections;
- higher investments in system capability reinforcement projects;
- higher volume of wood pole replacements;
- investment in the new Ontario grid control centre in the City of Orillia; and
- higher volume of storm-related asset replacements; partially offset by
- completion of the Woodstock Operation Centre in 2020.

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2021:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)	
Development Projects:					
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	13
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2023[1]	181	167
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	17
Leamington Area Transmission Reinforcement[3,4]	Leamington Southwestern Ontario	New transmission line and stations	2026[3,4]	525[3,4]	182
Sustainment Projects:					
Richview Transmission Station Circuit Breaker Replacement[5]	Toronto Southwestern Ontario	Station sustainment	2021	120	120
Bruce A Transmission Station[5]	Tiverton Southwestern Ontario	Station sustainment	2021	149	149
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	102
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	81
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	135
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	94
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	103
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	7

1 Due to a revised timeline of project activities, part of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, was placed in-service in 2021. A significant portion of the project is expected to be placed in-service in 2022, with final project in-service expected in 2023.

2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only.

3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.

4 On March 29, 2021, the IESO requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton to support agricultural growth in Southwest Ontario; Hydro One is currently evaluating the scope and timing of this work.

5 Major portions of the Richview Transmission Station and Bruce A Transmission Stations projects were completed and placed in-service.

Hydro One Limited Annual Report 2021 23

Management's Discussion and Analysis

Future Capital Investments

The Company estimates future capital investments based on management's expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB's Renewed Regulatory Framework.

The 2022 transmission and distribution capital investment estimates below differ from the prior year disclosures, reflecting updated timing and pacing of future capital investments, as well as the re-prioritization and acceleration of work occurring in 2021. The 2023 to 2027 capital investment estimates have been updated to primarily reflect changes to estimated future capital investments of Hydro One's non-regulated investments and subsidiaries. The projections and timing of transmission and distribution expenditures included in Hydro One's rate application for years 2023 to 2027 are subject to approval by the OEB.

The following tables summarize Hydro One's annual projected capital investments for 2022 to 2027, by business segment and by category:

By business segment: (millions of dollars)	2022	2023	2024	2025	2026	2027
Transmission[1]	1,172	1,515	1,577	1,596	1,568	1,473
Distribution	677	1,026	1,049	1,138	1,088	1,085
Other	24	17	13	11	11	14
Total capital investments	1,873	2,558	2,639	2,745	2,667	2,572

By category: (millions of dollars)	2022	2023	2024	2025	2026	2027
Sustainment	1,203	1,754	1,801	1,827	1,831	1,799
Development[1]	483	529	609	688	598	556
Other[2]	187	275	229	230	238	217
Total capital investments	1,873	2,558	2,639	2,745	2,667	2,572

1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the JRAP.

2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.

Summary of Sources and Uses of Cash

Hydro One's primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One's capital resource requirements, including the Company's capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	**2021**	2020
Cash provided by operating activities	**2,149**	2,030
Cash provided by (used in) financing activities	**(303)**	674
Cash used in investing activities	**(2,063)**	(1,977)
Increase (decrease) in cash and cash equivalents	**(217)**	727

24 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Cash provided by operating activities Cash from operating activities increased by $119 million for the year ended December 31, 2021 compared to 2020. The increase was impacted by various factors, including the following: ● higher pre-tax earnings; and ● DTA Recovery Amounts collected pursuant to the DTA Implementation Decision; partially offset by ● decrease in net working capital primarily attributable to higher receivables from the IESO associated with provincial funding programs implemented in early 2020 and a lower payable to the IESO due to the lower Global Adjustment rate. Cash provided by (used in) financing activities Cash provided by financing activities decreased by $977 million for the year ended December 31, 2021 compared to 2020. This was impacted by various factors, including the following: Sources of cash ● The Company issued $900 million of long-term debt in 2021, compared to $2,725 million of long-term debt issued in 2020. ● The Company received proceeds of $4,150 million from the issuance of short-term notes in 2021, compared to $4,070 million received in 2020. Uses of cash ● The Company repaid $3,905 million of short-term notes in 2021 compared to $4,413 million repaid in 2020. ● The Company repaid $804 million of long-term debt in 2021, compared to $653 million repaid in 2020. ● Common share dividends paid in 2021 were $629 million, compared to dividends of $617 million paid in 2020. ● The Company redeemed preferred shares of $418 million in 2020, compared to no preferred shares redeemed in 2021. Cash used in investing activities Cash used in investing activities increased by $86 million for the year ended December 31, 2021, compared to 2020 as a result of higher capital investments in the current year, partially offset by the acquisitions of Orillia Power and the business and distribution assets of Peterborough Distribution in 2020. Please see section “Capital Investments” for comparability of capital investments made by the Company during the year ended December 31, 2021 compared to prior year. Liquidity and Financing Strategy Short-term liquidity is provided through FFO8, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days. At December 31, 2021, Hydro One Inc. had $1,045 million in commercial paper borrowings outstanding, compared to $800 million outstanding at December 31, 2020. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million as at December 31, 2021. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. No amounts were drawn on the Operating Credit Facilities as at December 31, 2021 or 2020. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance (ESG) targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One’s sustainability goals. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO8 are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section “Other Developments – COVID-19” for additional information on the impact of COVID-19 on the Company's operations. At December 31, 2021, the Company had long-term debt outstanding in the principal amount of $13,654 million, which included $425 million of long-term debt issued by Hydro One, $13,095 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $134 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2022 and 2064, and as at December 31, 2021, had a weighted-average term to maturity of approximately 14.8 years (2020 – 14.5 years) and a weighted-average coupon rate of 3.8% (2020 – 3.8%). In April 2020, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in May 2022. At December 31, 2021, $1,900 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first half of 2022. 8 FFO is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”. Hydro One Limited Annual Report 2021 25

Management's Discussion and Analysis

In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At December 31, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.

In December 2020, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At December 31, 2021, no securities have been issued under the US Debt Shelf Prospectus.

Compliance

At December 31, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

Various ratings organizations review the Company's and Hydro One Inc.'s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

At December 31, 2021, Hydro One's long-term credit ratings were as follows:

Rating Agency	Long-term Debt Rating
DBRS	A
S&P	BBB+

At December 31, 2021, Hydro One Inc.'s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS	R-1 (low)	A (high)
Moody's	Prime-2	A3
S&P	A-1 (low)	A-

Effect of Interest Rates

The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section "Risk Management and Risk Factors - Risks Relating to Hydro One's Business - Market, Financial Instrument and Credit Risk" for more details.

Pension Plan

In 2021, Hydro One made cash contributions of $62 million to its pension plan, compared to cash contributions of $57 million in 2020, and incurred $194 million in net periodic pension benefit costs, compared to $146 million incurred in 2020.

In September 2019, Hydro One filed a triennial actuarial valuation of its pension plan as at December 31, 2018. Based on this valuation, Hydro One estimates that total Company pension contributions for 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $93 million, $107 million, $111 million, $111 million, $113 million, and $118 million respectively. The estimated pension contributions for years beyond 2021 increased from amounts provided in the last valuation due to a remeasurement of the Company's contributions at the end of 2020, reflecting a decrease in the discount rate and an increase in the number of employees. Future minimum contributions beyond 2021 will be updated following the actuarial funding valuation as of December 31, 2021, which is expected to be filed by no later than September 30, 2022.

As a result of the transfer of 234 Inergi LP employees to Hydro One that occurred over a period ending January 1, 2022, the assets and liabilities of the Inergi Pension Plan will be transferred to the Hydro One Pension Plan (the Plan). The value of these assets and liabilities will be included in the Plan as of the date of transfer, which is expected to occur sometime in 2023.

The Company's pension benefits obligation is impacted by various assumptions and estimates, such as the discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section "Critical Accounting Estimates – Employee Future Benefits".

Other Obligations

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

26 **Hydro One Limited** Annual Report 2021

Management's Discussion and Analysis

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One's debt and other major contractual obligations and commercial commitments:

As at December 31, 2021 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)					
Long-term debt – principal repayments	13,654	603	1,431	1,250	10,370
Long-term debt – interest payments	8,431	507	967	901	6,056
Short-term notes payable	1,045	1,045	–	–	–
Pension contributions	653	93	218	224	118
Environmental and asset retirement obligations	147	35	43	14	55
Outsourcing and other agreements	214	120	74	5	15
Lease obligations	64	16	21	14	13
Long-term software/meter agreement	12	2	3	2	5
Total contractual obligations	24,220	2,421	2,757	2,410	16,632
Other commercial commitments (by year of expiry)					
Operating Credit Facilities[1]	2,550	–	–	2,550	–
Letters of credit[2]	184	182	2	–	–
Guarantees[3]	517	517	–	–	–
Total other commercial commitments	3,251	699	2	2,550	–

1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.

2 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $17 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.

3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $32.5 million guarantee to Hydro One related to the OCN Guarantee.

Share Capital

The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 24, 2022, Hydro One had 598,326,259 issued and outstanding common shares.

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 24, 2022, the Company had no preferred shares issued and outstanding.

The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and Long-term Incentive Plan (LTIP) were vested and exercised as at February 24, 2022 was 2,733,053.

Regulation

Electricity Rates - Joint Rate Application (JRAP)

In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.

Hydro One Limited Annual Report 2021 27

Management's Discussion and Analysis

On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. A decision is anticipated in the latter half of 2022. The following table summarizes the key elements of Hydro One's JRAP filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution	
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,593 million	$1,823 million	$9,372 million	$1,632 million
2024	$15,450 million	$1,938 million	$9,963 million	$1,711 million
2025	$16,449 million	$2,028 million	$10,641 million	$1,785 million
2026	$17,394 million	$2,140 million	$11,302 million	$1,881 million
2027	$18,256 million	$2,219 million	$11,880 million	$1,965 million

1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed ROE of 8.34%. The ROE is calculated based on the Cost of Capital Parameters released by the OEB on November 9, 2020. ROE will be finalized towards the end of 2022.

Deferred Tax Asset

On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the DTA Decision. The appeal was heard on November 21, 2019.

On July 16, 2020, the Ontario Divisional Court rendered its ODC Decision on the Company's appeal of the DTA Decision. In its decision, the Ontario Divisional Court set aside the DTA Decision. The Ontario Divisional Court found that the DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.

On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period.

On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. For the period 2017 to 2021, due to OEB mandated sharing of DTA amounts as reflected in approved rates, Hydro One's annual FFO[9] was lowered by approximately $31 million, $54 million, $62 million, $57 million and $53 million in each year from 2017 to 2021, respectively. The recovery of the previously shared DTA amounts plus carrying charges resulted in an annual increase in FFO[9] of approximately $65 million in 2021 and is expected to result in an annual increase in FFO[9] of approximately $135 million and $65 million in 2022 and 2023, respectively. In addition, the DTA Implementation Decision requires that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to further increase FFO[9] by approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an increase in the Company's ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.

9 FFO is a non-GAAP financial measure. See the section "Non-GAAP Financial Measures".

Hydro One Remote Communities

On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB's 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB-approved Hydro One Remote Communities' application for rates and other charges to be effective May 1, 2021.

Leave to Construct

On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity. On February 25, 2021, the OEB approved the Leave to Construct application with standard conditions of approval.

Other Developments

COVID-19

Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts.

As an essential service, Hydro One's teams have continued to ensure the delivery of reliable power to energize life for all Ontarians since the start of the pandemic. The Company continues to take actions to protect its employees against the spread of COVID-19 in the workplace. Like most organizations, Hydro One experienced a modest increase in the number of employees who needed time off following the onset of the Omicron sub-variant in late 2021, however employee absenteeism has improved

28 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis in the recent months and there has been no significant impact to any of its services or its work programs. Notwithstanding this improvement, Hydro One has proactively prepared contingency plans in the event of significant labour reductions in any of its lines of business. Strategies implemented would depend on the severity and duration of a reduction in employees. The latest wave of COVID-19 is also causing global staffing shortages which has contributed to supply chain issues in many industries. Hydro One has not been immune to the growing global supply chain disruptions and pricing pressures that are being experienced across the utility industry. However, it has managed these disruptions by shifting projects and taking proactive measures to ensure it has the materials and equipment necessary to complete its capital work program. As a result, there has not been a material impact to the overall work program. In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures including increased payment flexibility to residential and small business customers, and assistance in securing other financial assistance. While Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations, the development of new variants and constantly changing public health restrictions make it very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations. Potential impacts will be largely dependent on the duration of the pandemic, the attributes of the variants, and the severity of the measures that may be implemented to combat them. Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities. Exemptive Relief Disclosure of Ownership by the Province On June 6, 2017, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) OPG (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act (Canada)) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One that it owns or controls separately from securities of Hydro One owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities in an information circular or annual information form in respect of securities beneficially owned or controlled by any Non-Aggregated Holder subject to certain conditions. US GAAP On March 27, 2018, Hydro One was granted exemptive relief by securities regulators in each province and territory of Canada which allows Hydro One to continue to report its financial results in accordance with US GAAP (Exemptive Relief). The Exemptive Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of Hydro One’s financial year that commences after Hydro One ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation. In early 2021, the IASB published an Exposure Draft – Regulatory Assets and Liabilities (ED). The effective date for mandatory application of the eventual, if any, final standard is not yet determinable and the Company continues to monitor the developments of the ED and determine the potential impacts to the Company’s financial statements. Notwithstanding the exemptive relief by securities regulators, Hydro One Limited is permitted to report its financial results in accordance with US GAAP by virtue of being, and for so long as it remains, a SEC issuer (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One Limited will remain a SEC issuer indefinitely. Supporting Broadband and Infrastructure Expansion Act, 2021 On March 4, 2021, the Province introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act (BBFA) Guideline and regulations informing the legislative changes were published on November 30, 2021. The Company continues to be engaged with the Province on implementing an appropriate regulatory framework to support the published BBFA Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. The Company will continue to assess the impact as more details become available. Acquisitions In June 2021, the Company successfully completed the integration of Orillia Power and the business and distribution assets of Peterborough Distribution, including the integration of employees, customer and billing information, business processes and operations. Sustainability Report The Hydro One 2020 Sustainability Report entitled “Building a better & brighter future” is available on the Company’s website at www.hydroone.com/sustainability. The 2020 Sustainability Report discloses the Company’s ESG performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community. Hydro One Limited Annual Report 2021 29

Management's Discussion and Analysis

Hydro One Telecom Rebranding

In October 2021, the Company rebranded its subsidiary, Hydro One Telecom Inc., as Acronym Solutions.

Supporting Critical Transmission Infrastructure in Southwestern Ontario

On January 20, 2022, the Ministry of Energy posted a public proposal to facilitate the timely development of critical transmission projects in Southwestern Ontario. If approved, this proposal would: (1) Prioritize the work on three transmission lines (the Chatham to Lakeshore Line, the St. Clair Line, and the Longwood to Lakeshore Line); (2) Prioritize development work on two additional transmission lines (a second Longwood to Lakeshore Line, and the Windsor to Lakeshore Line); and, (3) Designate Hydro One as the licensed transmitter to undertake all of these major projects (except the Chatham to Lakeshore Line which has already been designated to Hydro One). The comment period closes on March 7, 2022. If final approval by the government is obtained, the Ministry of Energy proposes to issue a ministerial direction to the OEB to amend Hydro One Networks' transmission licence in order to undertake the work.

Hydro One Work Force

At December 31, 2021, Hydro One had a skilled and flexible work force of approximately 6,300 (2020 - 6,000) regular employees and 2,100 (2020 - 2,100) non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One's regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company's trade unions for contingent workers, sometimes referred to as "hiring halls", and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

The following table sets out the number of Hydro One employees as at December 31, 2021:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1, 2]	3,719	525	4,244
Society of United Professionals (Society)[2]	1,748	49	1,797
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,529	1,529
Total employees represented by unions	5,467	2,103	7,570
Management and non-represented employees	793	35	828
Total employees[3]	6,260	2,138	8,398

1 Includes 429 non-regular "hiring hall" employees covered by the PWU agreement.

2 In February 2021, Hydro One finalized agreements with the PWU, the Society, Inergi LP, and Capgemini Canada Inc. to transfer 234 represented Inergi LP employees to Hydro One by January 1, 2022.

3 The average number of Hydro One employees in 2021 was approximately 9,300, consisting of approximately 6,200 regular employees and approximately 3,100 non-regular employees.

Collective Agreements

The prior collective agreement with the Society expired on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. On June 25, 2021, Hydro One and the Society reached a tentative agreement, and on July 30, 2021, the agreement was ratified by the Society membership. The term of the agreement is for two years ending on March 31, 2023.

Stock-based Compensation

The Company granted awards under its LTIP, consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. In addition, it has granted Deferred Stock Units (DSUs) to Directors and Management and RSUs related to the new collective agreement with the Society (Society RSUs). At December 31, 2021 and 2020, the following LTIP and other awards were outstanding:

December 31 (number of units)	**2021**	2020
Management DSUs	**90,240**	61,880
Director DSUs	**80,813**	65,240
Society RSUs	**71,053**	—
RSUs	**—**	139,730
PSUs	**—**	111,920
Stock Options	**—**	108,710

30 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Non-GAAP Financial Measures Hydro One uses a number of financial measures to assess its performance. Adjusted measures, which include Adjusted EPS (basic and diluted), Adjusted net income, Adjusted income tax expense and Adjusted ETR (collectively, adjusted measures) remove items from reported results for EPS (basic and diluted), net income, income tax expense and ETR to calculate the adjusted measures. The Company also presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO, revenues, net of purchased power, and adjusted measures are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP. Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP. FFO FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets. The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis. Year ended December 31 (millions of dollars) 2021 2020 Net cash from operating activities 2,149 2,030 Changes in non-cash balances related to operations (100) (180) Preferred share dividends — (18) Distributions to noncontrolling interest (8) (2) FFO 2,041 1,830 Adjusted Net Income and Adjusted EPS The following Adjusted net income, and Adjusted EPS (basic and diluted) have been calculated by management on a supplementary basis which adjusts net income under US GAAP for income and costs related to the Merger and impacts related to the ODC Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the Merger as well as the ODC Decision as noted above. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year. The following tables provide a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis. Year ended December 31 (millions of dollars, except number of shares and EPS) 2021 2020 2019 Net income attributable to common shareholders 965 1,770 778 Impacts related to the Merger: OM&A – Merger-related costs (before tax) — — 138 Financing charges – Merger-related costs (before tax) — — 31 Financing charges – loss on Foreign-Exchange Contract (before tax) — — 22 Tax impact — — (51) Merger-related impacts (after tax) — — 140 Impacts related to the ODC Decision — (867) — Adjusted net income attributable to common shareholders 965 903 918 Weighted average number of shares Basic 598,080,111 597,421,127 596,437,577 Effect of dilutive stock-based compensation plans 2,278,030 2,497,161 2,410,860 Diluted 600,358,141 599,918,288 598,848,437 Adjusted EPS Basic $ 1.61 $ 1.51 $ 1.54 Diluted $ 1.61 $ 1.51 $ 1.53 Hydro One Limited Annual Report 2021 31

Management's Discussion and Analysis

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Net income attributable to common shareholders	159	300	238	268
Impacts related to the ODC Decision	—	—	—	—
Adjusted net income attributable to common shareholders	159	300	238	268
Weighted-average number of shares				
Basic	598,217,317	598,217,261	598,212,600	597,665,695
Effect of dilutive stock-based compensation plans	2,154,076	2,135,732	2,276,575	2,491,520
Diluted	600,371,393	600,352,993	600,489,175	600,157,215
Adjusted EPS				
Basic	$ 0.27	$ 0.50	$ 0.40	$ 0.45
Diluted	$ 0.26	$ 0.50	$ 0.40	$ 0.45

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Net income attributable to common shareholders	161	281	1,103	225
Impacts related to the ODC Decision	—	—	(867)	—
Adjusted net income attributable to common shareholders	161	281	236	225
Weighted-average number of shares				
Basic	597,588,309	597,557,787	597,551,514	596,983,560
Effect of dilutive stock-based compensation plans	2,586,310	2,362,569	2,423,441	2,663,999
Diluted	600,174,619	599,920,356	599,974,955	599,647,559
Adjusted EPS				
Basic	$ 0.27	$ 0.47	$ 0.39	$ 0.38
Diluted	$ 0.27	$ 0.47	$ 0.39	$ 0.38

Revenues, Net of Purchased Power

Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Year ended December 31 (millions of dollars)	**2021**	2020
Revenues	**7,225**	7,290
Less: Purchased power	**3,579**	3,854
Revenues, net of purchased power	**3,646**	3,436

Year ended December 31 (millions of dollars)	**2021**	2020
Distribution revenues	**5,359**	5,507
Less: Purchased power	**3,579**	3,854
Distribution revenues, net of purchased power	**1,780**	1,653

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenues	1,779	1,913	1,722	1,811	1,867	1,903	1,670	1,850
Less: Purchased power	914	933	838	894	1,046	993	808	1,007
Revenues, net of purchased power	865	980	884	917	821	910	862	843

Quarter ended (millions of dollars)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Distribution revenues	1,347	1,395	1,263	1,354	1,457	1,410	1,201	1,439
Less: Purchased power	914	933	838	894	1,046	993	808	1,007
Distribution revenues, net of purchased power	433	462	425	460	411	417	393	432

32 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Adjusted Income Tax Expense and Adjusted ETR The following Adjusted income tax expense and Adjusted ETR have been calculated by management on a supplementary basis which adjust income tax expense and ETR for income and costs related to the Merger and impacts related to the ODC Decision. Adjusted ETR is used internally by management to assess the Company’s income tax impacts and is considered useful because it excludes the impacts of the ODC Decision. Adjusted ETR provides users with a comparative basis to evaluate the income tax impacts on the Company compared to prior year. The following tables provide a reconciliation of GAAP (reported) ETR and Income tax (recovery) to non-GAAP (adjusted) Adjusted ETR and Adjusted income tax expense on a consolidated basis. Year ended December 31 (millions of dollars) 2021 2020 Income before income tax expense 1,151 1,011 Income tax (recovery) 178 (785) ETR 15.5% (77.6)% Income tax (recovery) 178 (785) Impacts related to the ODC Decision — (867) Adjusted income tax expense 178 82 Adjusted ETR 15.5% 8.1% Debt to Capitalization Ratio The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure. Year ended December 31 (millions of dollars) 2021 2020 Short-term notes payable 1,045 800 Less: cash and cash equivalents (540) (757) Long-term debt (current portion) 603 806 Long-term debt (long-term portion) 13,017 12,726 Total debt (A) 14,125 13,575 Shareholders’ equity (excluding noncontrolling interest) 10,888 10,534 Total debt plus shareholders’ equity (B) 25,013 24,109 Debt-to-capitalization ratio (A/B) 56.5% 56.3% Earnings Coverage Ratio Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Hydro One Limited Annual Report 2021 33

Management’s Discussion and Analysis Quarter ended (millions of dollars) Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Dec 31, 2020 Sep 30, 2020 Jun 30, 2020 Mar 31, 2020 Year-to-date net income to preferred shareholder — — — — 18 18 9 5 Year-to-date net income to common shareholder 965 806 506 268 1,770 1,609 1,328 225 965 806 506 268 1,788 1,627 1,337 230 Year-to-date income tax expense 178 123 52 26 (785) (812) (834) 15 Year-to-date financing charges 461 338 220 116 471 352 238 119 Earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder 1,604 1,267 778 410 1,474 1,167 741 364 Twelve months ended (millions of dollars) Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Dec 31, 2020 Sep 30, 2020 Jun 30, 2020 Mar 31, 2020 Earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder (A) 1,604 1,574 1,511 1,520 1,474 1,501 1,452 1,345 Quarter ended (millions of dollars) Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Dec 31, 2020 Sep 30, 2020 Jun 30, 2020 Mar 31, 2020 Financing charges 461 338 220 116 471 352 238 119 Capitalized interest 60 44 29 13 49 36 22 10 Financing charges and capitalized interest 521 382 249 129 520 388 260 129 Twelve months ended (millions of dollars) Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Dec 31, 2020 Sep 30, 2020 Jun 30, 2020 Mar 31, 2020 Financing charges and capitalized interest (B) 521 514 509 520 520 516 518 517 Earnings coverage ratio = A/B 3.1 3.1 3.0 2.9 2.8 2.9 2.8 2.6 Related Party Transactions The Province is a shareholder of Hydro One with approximately 47.2% ownership at December 31, 2021. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the years ended December 31, 2021 and 2020: Year ended December 31 (millions of dollars) Related Party Transaction 2021 2020 Province Dividends paid 297 301 IESO Power purchased 2,238 2,506 Revenues for transmission services 1,832 1,717 Amounts related to electricity rebates 1,065 1,588 Distribution revenues related to rural rate protection 245 242 Distribution revenues related to supply of electricity to remote northern communities 35 35 Funding received related to CDM programs 1 26 OPG1 Power purchased 13 6 Revenues related to provision of services and supply of electricity 8 8 Capital contribution received from OPG 3 3 Costs related to the purchase of services 2 3 OEFC Power purchased from power contracts administered by the OEFC 1 1 OEB OEB fees 8 9 OCN LP2 Investment in OCN LP 4 2 1 OPG has provided a $32.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations – Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee. 2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand. 34 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Risk Management and Risk Factors Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management (ERM) program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities. The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks, if they materialize, could have a materially adverse effect on the Company or its business, financial condition, or results of operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future. Risks Relating to Hydro One’s Business Regulatory Risks and Risks Relating to Hydro One’s Revenues Risks Relating to Obtaining Rate Orders The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, including the costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and the ability to recover in rates costs actually incurred, may materially adversely affect: Hydro One’s transmission and distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted. The Company is also subject to the risk that the OEB could change the regulatory treatment of certain costs which may affect the Company’s accounting treatment of and ability to recover such costs. Risks Relating to Actual Performance Against Forecasts The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated regulatory approvals to recover the difference could materially adversely affect the Company’s financial condition and results of operations. Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue, net income and cash flows for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for its transmission and distribution businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs. The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues, net income and cash flows as compared to the same period of the previous year. The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations. Risks Relating to Other Applications to the OEB Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB. Risks Relating to Rate-Setting Models for Transmission and Distribution The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One’s revenue and net income. Hydro One Limited Annual Report 2021 35

Management’s Discussion and Analysis The OEB’s Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company. When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance. To the extent that the OEB approves an in-service variance account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues. Risks Relating to Capital Expenditures In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns including those due to economic trends and conditions, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures. Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company. Risk of Recoverability of Total Compensation Costs Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation costs in its rates. The Company provides OPEBs, including workers' compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post-employment and postretirement benefit costs are not recoverable could have a material adverse effect on the Company. Risks Relating to Government Action The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors. Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/ or objectives. Additionally, involvement by the Province in placing constraints on executive compensation (through the compensation framework implemented as a result of the Hydro One Accountability Act, 2018) may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company. Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Indigenous Claims Risk Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal rights or claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, 36 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Métis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects. The Company’s operations and activities may give rise to the Crown having a duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the Crown's duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act (Canada), or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company. Risk from Transfer of Assets Located on Reserves The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued. Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits as required by the Indian Act (Canada). For each permit, the Company may need to negotiate (an) agreement(s) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. Any such agreement(s) include provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, or is unable to obtain the actual federal permits for any other reason, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders. Executive Recruitment and Retention Risk Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro One Accountability Act, 2018, may inhibit the Company’s ability to attract and retain qualified executive talent. The Company’s strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company. Compliance with Laws and Regulations Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “– Environment Risk” and “– Health and Safety Risk”. For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the NERC and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company. There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates. Risk of Natural and Other Unexpected Occurrences The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity, costs related to ensuring its continued ability to transmit or distribute electricity or costs related to information or cyber security. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company. Environment Risk The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the Hydro One Limited Annual Report 2021 37

Management’s Discussion and Analysis effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future. In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures. There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company. The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company. Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers. Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties. Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company. Infectious Disease Risk An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such circumstances could impact, in particular: the Company’s operations and workforce, including security of supply, both with respect to availability and affordability, which individually or collectively may impact the Company's ability to complete operating and capital work programs as planned, including within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the Company’s ability to pay or increase dividends; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations. 38 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain. Any significant disruption to those providers or the supply chain resulting from an outbreak of infectious disease could materially adversely impact the Company. See also “Other Developments – COVID-19”. Labour Relations Risk A substantial majority of the Company’s employees are unionized and are primarily represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements, or at least not without increasing the risk of labour disruption. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2021 to March 31, 2023. Agreements were also reached with the Society and the PWU to facilitate the insourcing of Customer Service Operations (CSO) services effective March 1, 2018, as well as all remaining services provided by Inergi LP (IT, Supply Chain, Finance and Accounting, and Payroll) on various dates between March 1, 2021 and January 1, 2022. The Company also reached a main collective agreement with the PWU, covering the period from April 1, 2020 to March 31, 2023, and a CSO collective agreement with the PWU covering the period from October 1, 2019 to September 30, 2022. The Company also reached a collective agreement with the Canadian Union of Skilled Workers (CUSW), covering the period from May 1, 2017 to April 30, 2022. Additionally, Electrical Power Systems Construction Association (EPSCA) and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force - Collective Agreements” for details). Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply of electricity to customers, as well as potential risks to public safety and reputation. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2022 include the CUSW collective agreement and the CSO collective agreement with the PWU, expiring on April 30, 2022 and September 30, 2022, respectively. Failure to renew these agreements on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks noted above. Work Force Demographic Risk By the end of 2021, approximately 11% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2022, approximately 13% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2021, approximately 4% of the Company’s work force (up from approximately 3% in 2020) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs. In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees are sought after as they possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company. Risk Associated with Arranging Debt Financing The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments coming due, including $603 million in 2022, $731 million in 2023 and $700 million in 2024. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2022 and 2023. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions (such as, among other things, changes in interest rates). A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company. Market, Financial Instrument and Credit Risk Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates, including potentially negative interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. Fluctuations in interest rates may also impact the funded position of Hydro One’s Defined Benefit Pension Plan, and associated pension liability (See also “– Pension Plan Risk”). The Company is not currently exposed to material foreign exchange risk. The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest Hydro One Limited Annual Report 2021 39

Management’s Discussion and Analysis rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses in 2022, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure associated with the refinancing of short- and long-term debt maturing in 2022 and beyond, as well as with debt issued for general corporate purposes which may include debt issued in relation to growth in rate base. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk. Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code. The failure to properly manage these risks could have a material adverse effect on the Company. Risks Relating to Asset Condition, Capital Projects and Innovation The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company, including a reduction in revenue. Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as OEB approvals, environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, other interrelated projects being on schedule, and supply chain availability for equipment suppliers and consulting services. Many of these external factors are beyond the Company’s control. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company. Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced. Any delays in these new transmitters’ projects may impact the Company’s own projects that it is undertaking to in-service these new transmission assets. Health and Safety Risk Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company. Pension Plan Risk Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2018, and was filed in September 2019, covering a three-year period from 2019 to 2021. The next required valuation will be prepared as at December 31, 2021 and is expected to be filed by no later than September 2022. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2022 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases. Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB. 40 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis See also “– Regulatory Risks and Risks Relating to Hydro One’s Revenues – Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs. Risk from Provincial Ownership of Transmission Corridors The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems, or adjacent land use by third parties, may increase safety or environmental risks, which could have a material adverse effect on the Company. Litigation Risks In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment, contract disputes, claims by former employees and claims and proceedings by Indigenous groups. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. Transmission Assets on Third-Party Lands Risk Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupancy rights that are subject to expiry, it may incur material costs to obtain or renew such occupancy rights, or if such occupancy rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations. Reputational, Public Opinion and Political Risk Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact to Hydro One’s business, operations or financial condition leading to a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises, failure to comply with mandatory reliability regulations established by the NERC and NPCC, failure to adequately respond to social issues raised by employees, partners and/stakeholders and other external forces. Adverse reputational events or political actions could have a material adverse effect on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder and community relationships. Any of these could have a material adverse impact on Hydro One and its business, financial condition and results of operations. Risk Associated with Outsourcing Arrangements Hydro One has entered into an outsourcing arrangement with a third party for the provision of certain back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects. Risks Associated with Acquisitions Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs or liabilities. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows. Risks Relating to the Common Shares of Hydro One Limited Hydro One’s Common Shares trade on the TSX. The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events or factors related or unrelated to Hydro One’s operating performance and/or beyond its control, including: the risk factors described herein; general economic conditions within Ontario and Canada, including changes in interest rates; inflation; changes in electricity prices; changes in electricity demand; weather conditions; actual or anticipated fluctuations in Hydro One’s quarterly and annual results and the results of public companies similar to Hydro One; Hydro One’s businesses, operations, results and prospects; Hydro One’s reputation and its relationship with the Province; the timing and amount of dividends, if any, declared on the Common Shares; future issuances of Common Shares or other securities by Hydro One or Hydro One Inc.; Hydro One’s relationship with its regulator; changes in government regulation, taxes, legal proceedings or other developments; shortfalls in Hydro One’s operating results from levels forecasted by securities analysts; investor sentiment toward energy companies in general; maintenance of acceptable credit ratings or credit quality; the impact of COVID-19 on Hydro One and the Province; and the general state of the securities markets. These and other factors may impair the development or sustainability of a liquid market for the Common Shares and the ability of investors to sell Common Shares at an attractive price. Hydro One Limited Annual Report 2021 41

Management’s Discussion and Analysis Risks Relating to the Company’s Relationship with the Province Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions The Province currently owns approximately 47.2% of the outstanding common shares of Hydro One. The Electricity Act, 1998 (Ontario) (Electricity Act) restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number of voting securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. Accordingly, the Province is expected to continue to maintain a significant ownership interest in voting securities of Hydro One for an indefinite period. As a result of its significant ownership of the common shares of Hydro One, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject to the restrictions in the Governance Agreement between Hydro One and the Province dated November 5, 2015 (Governance Agreement) (available on SEDAR at www.sedar.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other investors. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One. See “Risks Relating to Government Action” above. The share ownership restrictions in the Electricity Act (Share Ownership Restrictions) and the Province’s significant ownership of common shares of Hydro One together effectively prohibit one or more persons acting together from acquiring control of Hydro One. They also may limit or discourage transactions involving other fundamental changes to Hydro One and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other voting securities. Nomination of Directors and Confirmation of Chief Executive Officer (CEO) and Chair Although director nominees (other than the CEO) are required to be independent of both the Company and the Province pursuant to the Governance Agreement, there is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One. This, combined with the fact certain matters require a two-thirds vote of the Board, could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the CEO. Board Removal Rights Under the Governance Agreement, the Province has the right to withhold from voting in favour of all director nominees and has the right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other stakeholders of Hydro One. More Extensive Regulation Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on the Company. See “Risks Relating to Government Action” above. Prohibitions on Selling the Company’s Transmission or Distribution Business The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares. Future Sales of Common Shares by the Province Although the Province has indicated that it does not intend to sell further common shares of Hydro One, the registration rights agreement between Hydro One and the Province dated November 5, 2015 (available on SEDAR at www.sedar.com) grants the Province the right to request that Hydro One file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares of Hydro One. Future sales of common shares of Hydro One by the Province, or the perception that such sales could occur, may materially adversely affect market prices for these common shares and impede Hydro One’s ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized. Limitations on Enforcing the Governance Agreement The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of voting securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect to other director nominees. Hydro One’s ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the Proceedings Against the Crown Act (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province’s actions. A remedy 42 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis of damages would be available to Hydro One, but damages may not be an effective remedy, depending on the nature of the Province’s non-compliance with the Governance Agreement. Critical Accounting Estimates and Judgments The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements: Revenues Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes. Regulatory Assets and Liabilities Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment non-service costs, environmental liabilities, share-based compensation costs and foregone revenue. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment. Environmental Liabilities Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. Employee Future Benefits Hydro One’s employee future benefits consist of pension and post- retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations: Weighted Average Discount Rate The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”- rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2021 increased to 3.00% (from 2.60% at December 31, 2020) for pension benefits and increased to 3.00% (from 2.60% at December 31, 2020) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Expected Rate of Return on Plan Assets The expected rate of return on pension plan assets of 5.40% (2020 – 5.75%) is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix. A new investment policy was adopted by Hydro One effective May 6, 2021. The expected rate of return for the December 31, 2021 disclosures and the 2022 registered pension plan expense is based on the plan’s ultimate target asset mix. Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by Hydro One Limited Annual Report 2021 43

Management’s Discussion and Analysis the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return. Rate of Cost of Living Increase The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which increased from 1.40% per annum as at December 31, 2020 to approximately 1.80% per annum as at December 31, 2021. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to current and anticipated trends, management believes that a long-term assumption of 1.75% per annum is reasonable for employee future benefits liability valuation purposes as at December 31, 2021 (1.75% per annum was used for the purpose of December 31, 2020 disclosures and 2021 benefit cost). Salary Increase Assumptions Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as well as slightly lower expected increases in the short term. Mortality Assumptions The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. For the pension and post-retirement plans, the mortality assumption used at December 31, 2021 is 90% of the 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B. The multiplier applied to the assumed mortality table has reduced from 95% at December 31, 2020 to 90% at December 31, 2021 based on the result of a mortality experience study that was conducted in 2021. For the post-employment plan, the mortality assumption used at December 31, 2021 is the disability mortality table from the 2009-2015 Canadian Institute of Actuaries Group Long Term Disability Termination Study, which is the most recent publicly available table that reflects Canadian experience and is commonly used by Canadian plan sponsors. Rate of Increase in Health Care Cost Trends The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a study of Hydro One’s historical per capita health care cost trend experience was conducted in 2017. The health and dental trends reflect the results of this study as well as macroeconomic inputs such as the expected long-term rates of general inflation and real GDP growth. For the post-retirement plans, based on observed dental fee guide increases and recent historical experience, Hydro One has increased its long term dental trend assumption for the purpose of the December 31, 2021 disclosures from 2.75% at December 31, 2020 to 4.00% at December 31, 2021. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and consolidated financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021. Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021. Internal controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time. There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting. Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary. 44 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis New Accounting Pronouncements The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASU 2018-14 August 2018 Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes. January 1, 2021 Resulted in the modification of certain disclosures associated with post-retirement and post-employment benefits that were previously included in the annual financial statements. ASU 2019-12 December 2019 The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance. January 1, 2021 No impact upon adoption ASU 2020-01 January 2020 The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. January 1, 2021 No impact upon adoption ASU 2020-10 October 2020 The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed. January 1, 2021 No impact upon adoption Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated Impact on Hydro One ASU 2020-06 August 2020 The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock. January 1, 2022 No impact upon adoption ASU 2021-05 July 2021 The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice. January 1, 2022 No impact upon adoption ASU 2021-08 October 2021 The amendments address how to determine whether a contract liability is recognized by the acquirer in a business combination. January 1, 2023 Under assessment ASU 2021-10 November 2021 The update addresses the diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities. January 1, 2022 Under assessment Hydro One Limited Annual Report 2021 45

Management's Discussion and Analysis

Summary of Fourth Quarter Results of Operations

Three months ended December 31 (millions of dollars, except EPS)	2021	2020	Change
Revenues			
Distribution	**1,347**	1,457	(7.5%)
Transmission	**421**	398	5.8%
Other	**11**	12	(8.3%)
	1,779	1,867	(4.7%)
Costs			
Purchased power	**914**	1,046	(12.6%)
OM&A			
Distribution	**161**	185	(13.0%)
Transmission	**103**	73	41.1%
Other	**15**	15	0.0%
	279	273	2.2%
Depreciation, amortization and asset removal costs	**247**	239	3.3%
	1,440	1,558	(7.6%)
Income before financing charges and income tax expense	**339**	**309**	**9.7%**
Financing charges	**123**	119	3.4%
Income before income tax expense	**216**	**190**	**13.7%**
Income tax expense	**55**	27	103.7%
Net income	**161**	**163**	**(1.2%)**
Net income to common shareholders of Hydro One	**159**	**161**	**(1.2%)**
Adjusted net income to common shareholders of Hydro One[10]	**159**	**161**	**(1.2%)**
Basic EPS	**$ 0.27**	$ 0.27	0.0%
Diluted EPS	**$ 0.26**	$ 0.27	(3.7%)
Basic Adjusted EPS[10]	**$ 0.27**	$ 0.27	0.0%
Diluted Adjusted EPS[10]	**$ 0.26**	$ 0.27	(3.7%)
Assets Placed In-Service			
Distribution	**257**	308	(16.6%)
Transmission	**526**	565	(6.9%)
Other	**3**	5	(40.0%)
	786	**878**	**(10.5%)**
Capital Investments			
Distribution	**221**	210	5.2%
Transmission	**303**	361	(16.1%)
Other	**8**	6	33.3%
	532	**577**	**(7.8%)**

10 Adjusted Net Income and Adjusted EPS (basic and diluted) are non-GAAP financial measures. See section "Non-GAAP Financial Measures".

Net Income

Net income attributable to common shareholders for the quarter ended December 31, 2021 of $159 million is a decrease of $2 million, or 1.2%, from the prior year. Significant influences on net income included:

- higher revenues, net of purchased power,[11] primarily resulting from:
  - an increase in distribution revenues, net of purchased power, primarily resulting from 2021 OEB-approved rates and recovery of DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by regulatory adjustments; and
  - an increase in distribution revenues, net of purchased power, primarily resulting from 2021 OEB-approved rates and DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by higher regulatory adjustments.
- higher OM&A costs primarily resulting from:
  - higher project write-offs; and
  - lower insurance proceeds received in the current year; and
  - higher corporate support costs; partially offset by
  - lower bad debt expense.
- higher depreciation, amortization and asset removal costs primarily attributable to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
- higher income tax expense primarily attributable to the following:
  - net tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision which is offset by a corresponding increase in revenue and is net income neutral; and
  - higher pre-tax earnings.

11 Revenues, net of purchased power, is a non-GAAP financial measure. See section "Non-GAAP Financial Measures."

46 Hydro One Limited Annual Report 2021

Management’s Discussion and Analysis Included in the Company's results for the quarter ended December 31, 2021 are costs incurred as a result of the COVID-19 pandemic. Total OM&A costs in the quarter of $4 million (2020 – $18 million), are primarily attributable to purchases of additional facility-related cleaning supplies and personal protective equipment. For additional disclosure related to the impact of COVID-19 on the Company's operations, please see section “Other Developments – COVID-19”. EPS and Adjusted EPS EPS and Adjusted EPS was $0.27 in the fourth quarter of 2021, compared to EPS and Adjusted EPS of $0.27 in the fourth quarter of 2020. Adjusted EPS is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. Revenues The year-over-year increase of $23 million or 5.8% in quarterly transmission revenues was primarily due to the following: ● higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and ● OEB-approved 2021 rates; partially offset by ● higher regulatory adjustments, including those related to external revenues. The year-over-year increase of $22 million or 5.4% in quarterly distribution revenues, net of purchased power12, was primarily due to the following: ● OEB-approved 2021 rates; ● higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and ● higher revenues year-over-year following the temporary suspension of late payment charges in the prior year, which were accompanied by the Company’s efforts to help customers access relief programs, including flexible payment options; partially offset by ● higher regulatory adjustments mainly related to the Earnings Sharing Mechanism. OM&A Costs The year-over-year increase of $30 million or 41.1% in quarterly transmission OM&A costs was primarily due to the following: ● higher project write-offs; ● lower insurance proceeds received in 2021; ● higher corporate support costs; and ● higher volume of work on vegetation management. The year-over-year decrease of $24 million or 13.0% in distribution OM&A costs during the quarter was primarily due to lower bad debt expenses and lower costs within the Peterborough Distribution and Orillia Power operations. Depreciation, Amortization and Asset Removal Costs The increase of $8 million or 3.3% in depreciation, amortization and asset removal costs in the fourth quarter of 2021 was primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program. Financing Charges The $4 million or 3.4% increase in financing charges for the quarter ended December 31, 2021, was primarily due to higher debt levels. Income Taxes Income tax expense for the fourth quarter of 2021 increased by $28 million compared to the same period in 2020. This resulted in a realized ETR of approximately 25.5% in the fourth quarter of 2021, compared to approximately 14.2% in the fourth quarter of the prior year. The increase in income tax expense for the three months ended December 31, 2021 was primarily attributable to: ● tax expense relating to the DTA Recovery Amounts pursuant to the OEB’s DTA Implementation Decision which is offset by a corresponding increase in revenues and is net income neutral; and ● higher pre-tax earnings. Assets Placed In-Service The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following: ● lower volume of assets placed in-service for overhead lines and component replacements and IT projects; and ● timing of assets placed in-service including Sheppard transmission station, Leaside transmission station, Gage transmission station, and Chenaux transmission station, partially offset by the East-West Tie Connection, Stanley transmission station, and the new shunter reactors at Lennox transmission station); partially offset by ● higher volume of work required to adhere to the NERC Critical Infrastructure Protection standards placed in service. The decrease in distribution assets placed in-service during the fourth quarter was primarily due to the following: ● lower volume of IT projects; and ● completion of the Woodstock Operation Centre in the fourth quarter of 2020; partially offset by ● higher volume of work on storm-related asset replacements. Capital Investments The decrease in transmission capital investments during the fourth quarter was primarily due to the following: ● lower volume of station refurbishments and replacements; ● investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021; ● lower spend on facility sustainment investment; ● lower spend on work required to adhere to the NERC Critical Infrastructure Protection standards; and ● lower spend on investments in multi-year development projects. The increase in distribution capital investments during the fourth quarter was primarily due to the following: ● higher investments in system capability reinforcement projects; ● higher volume of work on customer connections; and ● higher volume of storm-related asset replacements; partially offset by 12 Revenues, net of purchased power is a non-GAAP financial measure. See section "Non-GAAP Financial Measures". Hydro One Limited Annual Report 2021 47

Management's Discussion and Analysis

- investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021;
- lower spend on IT projects;
- lower spend on minor fixed assets purchases; and
- completion of the Woodstock Operation Centre in the last quarter of 2020.

Hydro One Holdings Limited – Consolidating Summary Financial Information

Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - *Continuous Disclosure Obligations* providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at and for the years ended December 31, 2021 and December 31, 2020 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Year ended December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Revenue	**629**	9	**–**	–	**7,983**	7,694	**(1,387)**	(413)	**7,225**	7,290
Net Income (Loss) Attributable to Common Shareholders	**630**	(7)	**–**	–	**1,665**	2,127	**(1,330)**	(350)	**965**	1,770

As at December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Current Assets	**97**	97	**–**	–	**2,742**	3,446	**(1,013)**	(1,554)	**1,826**	1,989
Non-Current Assets	**3,450**	3,426	**–**	–	**45,019**	44,408	**(19,912)**	(19,529)	**28,557**	28,305
Current Liabilities	**475**	454	**–**	–	**3,507**	4,066	**(1,004)**	(1,541)	**2,978**	2,979
Non-Current Liabilities	**425**	423	**–**	–	**28,892**	28,810	**(12,888)**	(12,546)	**16,429**	16,687

48 **Hydro One Limited** Annual Report 2021

Management’s Discussion and Analysis Forward-looking Statements and Information The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; the potential impact of COVID-19, including its variants, on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; contractual obligations and other commercial commitments; the expected timing for the filing of actuarial valuations with the Financial Services Regulatory Authority of Ontario; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective agreements, including the renewal and expiry thereof; Bill 257, related regulations and the expected timing and impacts; future pension contributions; dividends; non-GAAP financial measures; risks relating to infectious disease outbreak; internal controls over financial reporting and disclosure; recent accounting-related guidance; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law. These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: ● a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; ● severity of mitigation measures related to the COVID-19 pandemic; ● delays in completion of and increases in costs of operating and capital projects; ● regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications; ● risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity; ● risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; ● the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates; ● the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage; ● the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change; Hydro One Limited Annual Report 2021 49

Management’s Discussion and Analysis ● risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber- attacks or unauthorized access to corporate IT and OT systems; ● the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions; ● risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel; ● the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures; ● risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; ● risks associated with economic uncertainty and financial market volatility; ● the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; ● risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects; ● the risk of failure to mitigate significant health and safety risks; ● the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; ● the impact of the ownership by the Province of lands underlying the Company’s transmission system; ● the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations; ● the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry; ● risks relating to adverse reputational events or political actions; ● the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; ● risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; ● the inability to prepare financial statements using US GAAP; and ● the risk related to the impact of any new accounting pronouncements. Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A. In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes. Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors. 50 Hydro One Limited Annual Report 2021

Management’s Report The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102. The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2021. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors. The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in conformity with United States Generally Accepted Accounting Principles. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and their opinion. The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over financial reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility with respect to the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings. On behalf of Hydro One’s management: Mark Poweska Christopher Lopez President and Chief Executive Officer Chief Financial Officer Hydro One Limited Annual Report 2021 51

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Hydro One Limited Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Hydro One Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of regulatory assets and liabilities and the impact of rate regulation on the consolidated financial statements As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and allowed costs that it has assessed are probable of recovery in future electricity rates as regulatory assets or property, plant and equipment. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or expenditure of revenue collected from customers on future costs are recorded as regulatory liabilities. As disclosed in Note 13 to the consolidated financial statements, as of December 31, 2021, the Company’s regulatory assets were $3,787 million and regulatory liabilities were $372 million. We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires industry knowledge and significant auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and property, plant and equipment, and imposition of regulatory liabilities. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s regulatory accounting process. This included controls over the evaluation of the probability of (1) the recovery in future rates of costs deferred as regulatory assets, and (2) a refund of previously collected revenue or expenditure of revenue collected from customers on future costs that should be reported as regulatory liabilities, and controls over the monitoring and evaluation of regulatory developments that may affect the probability of recovering costs in future rates or imposing of regulatory liabilities. We evaluated the Company’s assessment of the probability of recovery of the carrying amount of regulatory assets and property, plant and equipment and the imposition of regulatory liabilities, through consideration of selected on-going regulatory proceedings and decisions. For a selection of regulatory proceedings and decisions, we read the Company’s assessment and interpretations and any written advice of management’s external specialists with respect to the selected assessments and interpretations. For a selection of regulatory assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in the calculations to the Company’s underlying books and records. We compared the amounts calculated by the Company to the amounts recorded in the consolidated financial statements. Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2008. Toronto, Canada February 24, 2022 52 Hydro One Limited Annual Report 2021

Year ended December 31 (millions of Canadian dollars, except per share amounts) 2021 2020 Revenues Distribution (includes $286 related party revenues; 2020 – $283) (Note 29) 5,359 5,507 Transmission (includes $1,833 related party revenues; 2020 – $1,718) (Note 29) 1,824 1,740 Other (Note 29) 42 43 7,225 7,290 Costs Purchased power (includes $2,252 related party costs; 2020 - $2,513) (Note 29) 3,579 3,854 Operation, maintenance and administration (Note 29) 1,112 1,070 Depreciation, amortization and asset removal costs (Note 5) 922 884 5,613 5,808 Income before financing charges and income tax expense 1,612 1,482 Financing charges (Note 6) 461 471 Income before income tax expense 1,151 1,011 Income tax expense (recovery) (Note 7) 178 (785) Net income 973 1,796 Other comprehensive income (loss) (Note 8) 17 (24) Comprehensive income 990 1,772 Net income attributable to: Noncontrolling interest (Note 28) 8 8 Preferred shareholders (Note 24) — 18 Common shareholders 965 1,770 973 1,796 Comprehensive income attributable to: Noncontrolling interest (Note 28) 8 8 Preferred shareholders (Note 24) — 18 Common shareholders 982 1,746 990 1,772 Earnings per common share (Note 26) Basic $1.61 $2.96 Diluted $1.61 $2.95 Dividends per common share declared (Note 25) $1.05 $1.00 See accompanying notes to Consolidated Financial Statements. Consolidated Statements of Operations and Comprehensive Income Hydro One Limited Annual Report 2021 53

As at December 31 (millions of Canadian dollars) 2021 2020 Assets Current assets: Cash and cash equivalents 540 757 Accounts receivable (Note 9) 699 722 Due from related parties (Note 29) 284 326 Other current assets (Note 10) 303 184 1,826 1,989 Property, plant and equipment (Note 11) 23,842 22,631 Other long-term assets: Regulatory assets (Note 13) 3,561 4,571 Deferred income tax assets (Note 7) 118 124 Intangible assets (Note 12) 570 514 Goodwill (Note 4) 373 373 Other assets (Note 14) 93 92 4,715 5,674 Total assets 30,383 30,294 Liabilities Current liabilities: Short-term notes payable (Note 17) 1,045 800 Long-term debt payable within one year (includes $nil measured at fair value; 2020 – $303) (Notes 17, 18) 603 806 Accounts payable and other current liabilities (Note 15) 1,064 1,044 Due to related parties (Note 29) 266 329 2,978 2,979 Long-term liabilities: Long-term debt (Notes 17, 18) 13,017 12,726 Regulatory liabilities (Note 13) 362 231 Deferred income tax liabilities (Note 7) 367 56 Other long-term liabilities (Note 16) 2,683 3,674 16,429 16,687 Total liabilities 19,407 19,666 Contingencies and Commitments (Notes 31, 32) Subsequent Events (Note 34) Noncontrolling interest subject to redemption (Note 28) 20 22 Equity Common shares (Note 24) 5,688 5,678 Additional paid-in capital (Note 27) 38 47 Retained earnings 5,174 4,838 Accumulated other comprehensive loss (12) (29) Hydro One shareholders’ equity 10,888 10,534 Noncontrolling interest (Note 28) 68 72 Total equity 10,956 10,606 30,383 30,294 See accompanying notes to Consolidated Financial Statements. On behalf of the Board of Directors: Timothy Hodgson Russel Robertson Chair Chair, Audit Committee Consolidated Balance Sheets 54 Hydro One Limited Annual Report 2021

Consolidated Statements of Changes in Equity

Year ended December 31, 2021 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2021	**5,678**	–	**47**	**4,838**	**(29)**	**10,534**	**72**	**10,606**
Net income	–	–	–	**965**	–	**965**	**6**	**971**
Other comprehensive income (Note 8)	–	–	–	–	**17**	**17**	–	**17**
Distributions to noncontrolling interest	–	–	–	–	–	–	**(10)**	**(10)**
Dividends on common shares	–	–	–	**(629)**	–	**(629)**	–	**(629)**
Common shares issued	**10**	–	**(10)**	–	–	–	–	–
Stock-based compensation (Note 27)	–	–	**1**	–	–	**1**	–	**1**
December 31, 2021	**5,688**	–	**38**	**5,174**	**(12)**	**10,888**	**68**	**10,956**

Year ended December 31, 2020 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2020	5,661	418	49	3,667	(5)	9,790	59	9,849
Net income	–	–	–	1,788	–	1,788	6	1,794
Other comprehensive loss (Note 8)	–	–	–	–	(24)	(24)	–	(24)
Distributions to noncontrolling interest	–	–	–	–	–	–	(2)	(2)
Contributions from sale of noncontrolling interest (Note 4)	–	–	–	–	–	–	9	9
Dividends on preferred shares	–	–	–	(18)	–	(18)	–	(18)
Dividends on common shares	–	–	–	(599)	–	(599)	–	(599)
Common shares issued	17	–	(10)	–	–	7	–	7
Stock-based compensation (Note 27)	–	–	8	–	–	8	–	8
Preferred shares redeemed (Note 24)	–	(418)	–	–	–	(418)	–	(418)
December 31, 2020	5,678	–	47	4,838	(29)	10,534	72	10,606

See accompanying notes to Consolidated Financial Statements.

Hydro One Limited Annual Report 2021 55

Year ended December 31 (millions of Canadian dollars) 2021 2020 Operating activities Net income 973 1,796 Environmental expenditures (30) (23) Adjustments for non-cash items: Depreciation and amortization (Note 5) 815 783 Regulatory assets and liabilities 70 68 Deferred income tax expense (recovery) 154 (823) Other 67 49 Changes in non-cash balances related to operations (Note 30) 100 180 Net cash from operating activities 2,149 2,030 Financing activities Long-term debt issued 900 2,725 Long-term debt repaid (804) (653) Short-term notes issued 4,150 4,070 Short-term notes repaid (3,905) (4,413) Short-term debt repaid (Note 4) — (20) Dividends paid (629) (617) Distributions paid to noncontrolling interest (8) (2) Contributions received from sale of noncontrolling interest (Note 4) — 9 Common shares issued (Note 24) — 7 Costs to obtain financing (7) (14) Preferred shares redeemed (Note 24) — (418) Net cash from (used in) financing activities (303) 674 Investing activities Capital expenditures (Note 30) Property, plant and equipment (1,928) (1,718) Intangible assets (143) (126) Capital contributions received (Note 30) 14 — Acquisitions (Note 4) — (126) Other (6) (7) Net cash used in investing activities (2,063) (1,977) Net change in cash and cash equivalents (217) 727 Cash and cash equivalents, beginning of year 757 30 Cash and cash equivalents, end of year 540 757 See accompanying notes to Consolidated Financial Statements. Consolidated Statements of Cash Flows 56 Hydro One Limited Annual Report 2021

1. DESCRIPTION OF THE BUSINESS Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At December 31, 2021, the Province held approximately 47.2% (2020 - 47.3%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. Rate Setting The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, inclusive of the distribution system of Orillia Power Distribution Corporation (Orillia Power) and the business and distribution assets of Peterborough Distribution Inc., (Peterborough Distribution) and Hydro One Remote Communities Inc. (Hydro One Remote Communities). Transmission On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset (DTA) resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). See Note 13 - Regulatory Assets and Liabilities for additional details. On April 23, 2020, the OEB rendered its decision on Hydro One Networks’ 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic. On December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Network's 2020 foregone revenue including interest, beginning on January 1, 2021. On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. On January 16, 2020, the OEB approved the 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024. On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received. HOSSM is under a 10-year deferred rebasing period for years 2017- 2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. Distribution In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. On April 16, 2020, the OEB approved a 2% increase to Hydro One Remote Communities' 2019 base rates for new rates effective May 1, 2020, with a deferred implementation date of November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement a rate rider for the recovery of foregone revenues resulting from postponing rate implementation, effective until April 30, 2021. On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021. 2. SIGNIFICANT ACCOUNTING POLICIES Basis of Consolidation and Presentation These Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated. Basis of Accounting These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. Use of Management Estimates The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, and unbilled revenues. Actual results may differ significantly from these estimates. Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 Hydro One Limited Annual Report 2021 57

Notes to Consolidated Financial Statements Since late March 2020, the impact of the COVID-19 pandemic (COVID-19 or the pandemic) has been reflected in the Consolidated Financial Statements. The Company has analyzed the impact of the pandemic on its estimates and assumptions that affect its financial results as at and for the year ended December 31, 2021 and has determined that there was no material impact. Additional details regarding the impact of the pandemic on the Consolidated Financial Statements are available in Note 9 – Accounts Receivable and Note 13 – Regulatory Assets and Liabilities. As the duration of the pandemic remains uncertain, the Company continues to assess its impact to the Company’s financial results and operations. Regulatory Accounting The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to electricity customers in future rates. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment. Cash and Cash Equivalents Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less. Revenue Recognition Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes. Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes. Accounts Receivable and Allowance for Doubtful Accounts Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs, which may be further supplemented from time to time to reflect management's best estimate of the loss. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions. Noncontrolling interest Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) or other comprehensive loss (OCL) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest. If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company. Income Taxes Income taxes are accounted for using the asset and liability method. Current tax assets and liabilities are recognized based on the taxes payable or refundable on the current and prior year’s taxable income. Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available. 58 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Deferred Income Taxes Deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes associated with its regulated operations which are considered to be more-likely-than-not to be recoverable or refunded in the future regulated rates charged to customers are recognized as deferred income tax regulatory assets and liabilities with an offset to deferred income tax expense. Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized. Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized. Materials and Supplies Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded. Property, Plant and Equipment Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the consolidated balance sheets as property, plant and equipment. The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology (IT). Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology. Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects. Transmission Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches. Distribution Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems. Communication Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings. Administration and Service Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets. Easements Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights. Intangible Assets Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications. Capitalized Financing Costs Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt. Construction and Development in Progress Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service. Depreciation and Amortization The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis. The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most Hydro One Limited Annual Report 2021 59

Notes to Consolidated Financial Statements

recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2020 for Hydro One Networks' distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average Service Life	Rate Range	Rate Average
Property, plant and equipment:			
Transmission	55 years	1% – 3%	2%
Distribution	47 years	1% – 7%	2%
Communication	16 years	1% – 15%	4%
Administration and service	24 years	1% – 20%	4%
Intangible assets	10 years	10%	7%

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying value, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

Based on the assessment performed as at September 30, 2021 and with no significant events since, the Company has concluded that goodwill was not impaired at December 31, 2021.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset's carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One's long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated subsidiary Acronym Solutions Inc., formerly Hydro One Telecom Inc. (Acronym Solutions) for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management's intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2021 and 2020, no asset impairment had been recorded for assets within either the Company's regulated or unregulated businesses.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt on the consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income/Loss

Comprehensive income/loss is comprised of net income/loss and OCI/OCL. Hydro One presents net income/loss and OCI/OCL in a single continuous consolidated statement of operations and comprehensive income/loss.

60 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Financial Assets and Liabilities All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for- trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 18 - Fair Value of Financial Instruments and Risk Management. Derivative Instruments and Hedge Accounting The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships. The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement. For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI). Amounts in AOCI are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations. Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2021 or 2020. Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items. Employee Future Benefits Employee future benefits provided by Hydro One include pension, post- retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service. The Company recognizes the funded status of its defined benefit pension plan (Pension Plan) and its post-retirement and post-employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets. Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income. Defined Benefit Pension Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining Hydro One Limited Annual Report 2021 61

Notes to Consolidated Financial Statements service period of active employees in the plan, or over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities, marketable and private debt, corporate and government debt securities as well as unlisted real estate and unlisted infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset equal to the net underfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs). Post-retirement and Post-employment Benefits Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. For post-retirement benefits, past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period. For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan or over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment. For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment. All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets (applies to the service cost component of benefit cost) and to regulatory assets for all other components of the benefit cost, consistent with their inclusion in OEB-approved rates. Stock-Based Compensation Share Grant Plans Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur. Deferred Share Unit (DSU) Plans The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company’s common share closing price at the end of each reporting period. Society Restricted Share Unit (RSU) Plan The Company measures its Society RSU plan based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized over the vesting period using the straight-line attribution method. The Company records a regulatory asset equal to the accrued costs of the Society RSU plan recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur. Long-term Incentive Plan (LTIP) The Company measures the awards issued under its LTIP, at fair value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur. Loss Contingencies Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range. Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company. 62 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred. Environmental Liabilities Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed. Estimate changes are accounted for prospectively. Asset Retirement Obligations Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation. When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations. Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time. The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. Leases At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the consolidated balance sheets. Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets is calculated as the difference between the lease expense and the accretion of interest, which is calculated using the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a remeasurement of the lease obligations or ROU assets. Hydro One Limited Annual Report 2021 63

Notes to Consolidated Financial Statements 3. NEW ACCOUNTING PRONOUNCEMENTS The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASU 2018-14 August 2018 Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes. January 1, 2021 Resulted in the modification of certain disclosures associated with post-retirement and post-employment benefits that were previously included in the annual financial statements. ASU 2019-12 December 2019 The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance. January 1, 2021 No impact upon adoption ASU 2020-01 January 2020 The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. January 1, 2021 No impact upon adoption ASU 2020-10 October 2020 The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed. January 1, 2021 No impact upon adoption Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated Impact on Hydro One ASU 2020-06 August 2020 The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock. January 1, 2022 No impact upon adoption ASU 2021-05 July 2021 The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice. January 1, 2022 No impact upon adoption ASU 2021-08 October 2021 The amendments address how to determine whether a contract liability is recognized by the acquirer in a business combination. January 1, 2023 Under assessment ASU 2021-10 November 2021 The update addresses the diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities. January 1, 2022 Under assessment 64 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements 4. BUSINESS COMBINATIONS Acquisition of Peterborough Distribution Assets On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments. The purchase price is comprised of a cash payment of $105 million, including a deposit of $4 million paid in 2018 and $101 million paid on closing of the transaction, partially offset by a purchase price adjustment of $1 million. As the acquired business and distribution assets of Peterborough Distribution meet the definition of a business, the acquisition has been accounted for as a business acquisition. The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed: (millions of dollars) Working capital 7 Property, plant and equipment 64 Regulatory assets 1 Goodwill 33 Other long-term liabilities (1) 104 The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and assumptions and reflects the fair value of consideration paid. The goodwill of $33 million arising from the Peterborough Distribution acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Peterborough Distribution. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Peterborough Distribution contributed revenues of $51 million and net income of $nil to the Company’s consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. Acquisition of Orillia Power On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of $28 million, including closing adjustments. The purchase price is comprised of a cash payment of $26 million, including a deposit of $1 million paid in 2016, $25 million paid on closing of the transaction, as well as a purchase price adjustment of $2 million. The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed: (millions of dollars) Working capital 2 Property, plant and equipment 32 Deferred income tax assets 1 Goodwill 15 Short-term debt (20) Regulatory liabilities (1) Other long-term liabilities (1) 28 The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and assumptions and reflects the fair value of consideration paid. In September 2020, Hydro One repaid the $20 million of short-term debt assumed as part of the Orillia Power acquisition. The goodwill of $15 million arising from the Orillia Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Orillia Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Orillia Power contributed revenues of $15 million and net income of $nil to the Company’s consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. NRLP On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' noncontrolling interest in NRLP is classified within equity. See Note 28 – Noncontrolling Interest for additional information. Hydro One Limited Annual Report 2021 65

Notes to Consolidated Financial Statements 5. DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS Year ended December 31 (millions of dollars) 2021 2020 Depreciation of property, plant and equipment 709 691 Amortization of intangible assets 76 69 Amortization of regulatory assets 30 23 Depreciation and amortization 815 783 Asset removal costs 107 101 922 884 6. FINANCING CHARGES Year ended December 31 (millions of dollars) 2021 2020 Interest on long-term debt 505 497 Realized loss on cash flow hedges (interest-rate swap agreements) (Notes 8, 18) 12 7 Interest on short-term notes 1 8 Interest on regulatory accounts 5 3 Other 13 10 Less: Interest capitalized on construction and development in progress (60) (49) DTA carrying charges (Note 13) (12) — Interest earned on cash and cash equivalents (3) (5) 461 471 66 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

7. INCOME TAXES

As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company's consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company's income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.

The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2021	2020
Income before income tax expense	1,151	1,011
Income tax expense at statutory rate of 26.5% (2020 – 26.5%)	305	268
Increase (decrease) resulting from:		
Net temporary differences recoverable in future rates charged to customers:		
Capital cost allowance in excess of depreciation and amortization	(81)	(102)
Impact of tax deductions from deferred tax asset sharing[1]	(38)	(41)
Impact of tax recovery from deferred tax asset sharing[2]	47	—
Overheads capitalized for accounting but deducted for tax purposes	(22)	(21)
Interest capitalized for accounting but deducted for tax purposes	(16)	(13)
Environmental expenditures	(8)	(6)
Pension and post-retirement benefit contributions in excess of pension expense	(9)	(4)
Net temporary differences attributable to regulated business	(127)	(187)
Net permanent differences	—	1
Recognition of deferred income tax regulatory asset (Note 13)	—	(867)
Total income tax expense (recovery)	178	(785)
Effective income tax rate	15.5%	(77.6%)

1 Prior to the ODC Decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC Decision, and pursuant to the DTA Implementation Decision, the impact represents the additional amounts shared in respect of the fiscal period that is recoverable from ratepayers. See Note 13 - Regulatory Assets and Liabilities.

2 Pursuant to the DTA Implementation Decision, the impact represents the amounts recovered from ratepayers in respect of tax deductions previously shared with ratepayers. See Note 13 – Regulatory Assets and Liabilities.

The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2021	2020
Current income tax expense	30	29
Deferred income tax expense (recovery)	148	(814)
Total income tax expense (recovery)	178	(785)

Hydro One Limited Annual Report 2021 67

Notes to Consolidated Financial Statements Deferred Income Tax Assets and Liabilities Deferred income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carry forward amounts of tax losses and tax credits. Deferred income tax assets and liabilities attributable to the Company’s regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and liabilities to reflect the anticipated recovery or repayment of these balances in the future electricity rates. At December 31, 2021 and 2020, deferred income tax assets and liabilities consisted of the following: As at December 31 (millions of dollars) 2021 2020 Deferred income tax assets Post-retirement and post-employment benefits expense in excess of cash payments 659 685 Pension obligations 257 607 Non-capital losses 265 323 Non-depreciable capital property 273 271 Tax credit carryforwards 148 119 Investment in subsidiaries 99 100 Environmental expenditures 44 48 1,745 2,153 Less: valuation allowance (378) (380) Total deferred income tax assets 1,367 1,773 Deferred income tax liabilities Capital cost allowance in excess of depreciation and amortization 1,304 976 Regulatory assets and liabilities 308 728 Other 4 1 Total deferred income tax liabilities 1,616 1,705 Net deferred income tax assets (liabilities) (249) 68 The net deferred income tax assets are presented on the consolidated balance sheets as follows: As at December 31 (millions of dollars) 2021 2020 Long-term: Deferred income tax assets 118 124 Deferred income tax liabilities (367) (56) Net deferred income tax assets (liabilities) (249) 68 The valuation allowance for deferred tax assets as at December 31, 2021 was $378 million (2020 - $380 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2021 and 2020, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows: Year of expiry (millions of dollars) 2021 2020 2035 1 171 2036 483 552 2037 172 172 2038 95 95 2039 199 200 2040 18 27 2041 29 — Total losses 997 1,217 68 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements 8. OTHER COMPREHENSIVE INCOME (LOSS) Year ended December 31 (millions of dollars) 2021 2020 Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 18)1 12 (20) Gain (loss) on transfer of other post-employment benefits (OPEB) (Note 20) — (6) Other 5 2 17 (24) 1 Includes $8 million after-tax realized loss (2020 – $5 million), $12 million before-tax (2020 – $7 million), on cash flow hedges reclassified to financing charges. 9. ACCOUNTS RECEIVABLE As at December 31 (millions of dollars) 2021 2020 Accounts receivable – billed 346 347 Accounts receivable – unbilled 409 421 Accounts receivable, gross 755 768 Allowance for doubtful accounts (56) (46) Accounts receivable, net 699 722 The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2021 and 2020: Year ended December 31 (millions of dollars) 2021 2020 Allowance for doubtful accounts – beginning (46) (22) Write-offs 15 11 Additions to allowance for doubtful accounts1 (25) (35) Allowance for doubtful accounts – ending (56) (46) 1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 included an incremental $14 million related to the COVID-19 pandemic. There were no additional COVID-19 related amounts included in the allowance for doubtful accounts for the year ended December 31, 2021. 10. OTHER CURRENT ASSETS As at December 31 (millions of dollars) 2021 2020 Regulatory assets (Note 13) 226 105 Prepaid expenses and other assets 55 53 Materials and supplies 22 23 Derivative assets (Note 18) — 3 303 184 Hydro One Limited Annual Report 2021 69

Notes to Consolidated Financial Statements

11. PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2021 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	**18,970**	**6,307**	**1,183**	**13,846**
Distribution	**12,045**	**4,163**	**95**	**7,977**
Communication	**1,466**	**1,122**	**61**	**405**
Administration and service	**1,963**	**1,022**	**78**	**1,019**
Easements	**679**	**84**	**—**	**595**
	35,123	**12,698**	**1,417**	**23,842**

As at December 31, 2020 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	18,213	5,989	876	13,100
Distribution	11,544	3,949	101	7,696
Communication	1,395	1,079	45	361
Administration and service	1,729	959	113	883
Easements	671	80	—	591
	33,552	12,056	1,135	22,631

Financing charges capitalized on property, plant and equipment under construction were $57 million in 2021 (2020 - $46 million).

12. INTANGIBLE ASSETS

As at December 31, 2021 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	**1,097**	**657**	**130**	**570**
Other	**5**	**5**	**—**	**—**
	1,102	**662**	**130**	**570**

As at December 31, 2020 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,034	581	59	512
Other	7	5	—	2
	1,041	586	59	514

Financing charges capitalized to intangible assets under development were $3 million in 2021 (2020 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2022 – $76 million; 2023 – $65 million; 2024 – $55 million; 2025 – $54 million; and 2026 – $50 million.

70 **Hydro One Limited** Annual Report 2021

Notes to Consolidated Financial Statements

13. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at December 31 (millions of dollars)	2021	2020
Regulatory assets:		
Deferred income tax regulatory asset	2,509	2,343
Pension benefit regulatory asset	713	1,660
Deferred tax asset sharing	204	204
Post-retirement and post-employment benefits – non-service cost	125	113
Environmental	122	133
Stock-based compensation	38	41
Foregone revenue deferral	25	63
Conservation and Demand Management (CDM) variance	8	16
Debt premium	7	12
Post-retirement and post-employment benefits	–	59
Other	36	32
Total regulatory assets	3,787	4,676
Less: current portion	(226)	(105)
	3,561	4,571
Regulatory liabilities:		
Tax rule changes variance	86	70
Retail settlement variance account	58	92
External revenue variance	52	7
Earnings sharing mechanism deferral	42	37
Asset removal costs cumulative variance	36	19
Post-retirement and post-employment benefits	33	–
Pension cost differential	30	31
Green energy expenditure variance	13	22
Deferred income tax regulatory liability	4	4
Other	18	15
Total regulatory liabilities	372	297
Less: current portion	(10)	(66)
	362	231

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company's income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2021 income tax expense would have been higher by approximately $127 million (2020 – $187 million). The $127 million (2020 – $187 million) impact is offset against deferred income tax regulatory asset and liability, deferred tax asset sharing, and post-retirement and post-employment benefits – non-service cost.

On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision, which was initially issued on September 28, 2017.

In connection with the ODC Decision, the Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the year ended December 31, 2020. The reversal of the previously recognized impairment charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. Hydro One recognized deferred income tax regulatory assets of $504 million and $673 million for Hydro One Networks distribution and transmission segments, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the year ended December 31, 2020.

Hydro One Limited Annual Report 2021 71

Notes to Consolidated Financial Statements Pension Benefit Regulatory Asset IIn accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the consolidated balance sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been higher by $1,017 million (2020 – OCL higher by $470 million) and OM&A expenses would have been higher by $132 million (2020 – $89 million). Deferred Tax Asset Sharing On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court which required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. On April 8, 2021, the OEB rendered the DTA Implementation Decision, in which the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period, plus carrying charges over a two-year period, commencing on July 1, 2021. In addition, Hydro One was approved to adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further amounts of future tax savings flowing to customers. As at December 31, 2021, Hydro One has a regulatory asset of $204 million for the cumulative DTA amounts shared with ratepayers since 2017 to date, net of the amount recovered from ratepayers pursuant to the DTA Implementation Decision. The regulatory asset of $204 million (2020 - $204 million) consists of $74 million (2020 - $70 million) and $130 million (2020 - $134 million) for Hydro One Networks’ distribution and transmission segments, respectively. As a result of the OEB’s procedural order, the $204 million regulatory asset relating to the cumulative DTA amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 18 months. Post-Retirement and Post-Employment Benefits – Non-Service Cost Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other than service costs. The regulatory asset includes the applicable tax impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in 2018, these amounts were capitalized to property, plant and equipment and intangible assets. As part of Hydro One Networks’ 2020-2022 Transmission Decision, the OEB concluded that the non-service cost component of Hydro One’s OPEB costs shall be recognized as OM&A for both its transmission and distribution businesses. Furthermore, Hydro One Networks distribution will continue to record the non-service cost component of OPEBs in this account until the end of 2022. The OEB approved the disposition of Hydro One Networks transmission's account balance as at December 31, 2018, including accrued interest, which is being collected from ratepayers over a three-year period ending December 31, 2022. Environmental Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2021, the revaluation adjustment increased the environmental regulatory asset by $18 million (2020 – increased by $12 million) to reflect related changes in the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, with respect to the revaluation adjustment, 2021 OM&A expenses would have been higher by $18 million (2020 – higher by $12 million). In addition, 2021 amortization expense would have been lower by $30 million (2020 – lower by $23 million), and 2021 financing charges would have been higher by $1 million (2020 – higher by $3 million). Stock-based Compensation The Company recognizes costs associated with share grant plans and Society RSUs in a regulatory asset as management considers it probable that share grant plans' and Society RSU costs will be recovered in the future through the rate-setting process. In the absence of rate- regulated accounting, OM&A expenses would be lower by $1 million (2020 – $1 million). Share grant and Society RSU costs are transferred to labour costs at the time they vest and are issued, and are recovered in rates in accordance with recovery of these labour costs. Foregone Revenue Deferral As at December 31, 2020, the foregone revenue deferral account was primarily made up of the difference between revenue earned by Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under the approved UTRs based on OEB-approved 2020 rates revenue requirement and load forecast and the revenues earned under interim 2020 UTRs. Hydro One Networks transmission's foregone revenue, including accrued interest, is being collected from ratepayers over a two-year period ending December 31, 2022. NRLP, B2M LP, and HOSSM's foregone revenue, including accrued interest, was collected from ratepayers over a one-year period ended December 31, 2021. The December 31, 2021 balance in this account is comprised of the remaining Hydro One Networks transmission foregone revenue to be collected from ratepayers by December 31, 2022. CDM Variance The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' transmission rates for 2017 to 2019, this account was maintained to record any variances for 2017, 2018, and 2019. A CDM variance amount for 2017 was calculated and proposed for disposition in Hydro One Networks’ 2020-2022 transmission rate application. In April 2020, the amount as at December 31, 2018, including accrued interest, was approved for disposition by the OEB and was recognized as a regulatory asset. The amount was approved to be recovered from ratepayers over a three-year period ending December 31, 2022. 72 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Debt Premium The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP – Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt. Tax Rule Changes Variance The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028 (Accelerated Depreciation). Following the enactment of the Budget measures in the second quarter of 2019, the OEB directed all Ontario regulated utilities including Hydro One to track the full revenue impact of the tax benefits related to the Accelerated Depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject to refund cannot be recognized. Retail Settlement Variance Account (RSVA) Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the Independent Electricity System Operator (IESO) and the cost of power recovered from ratepayers. The balance as at December 31, 2019, including accrued interest, was approved by the OEB for disposition over a one-year period ending December 31, 2021 as part of Hydro One Networks distribution 2021 annual update rate application. External Revenue Variance The external revenue variance account balance reflects the difference between Hydro One Networks transmission's actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. In April 2020, the OEB approved the disposition of the external revenue variance account as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending December 31, 2022. Earnings Sharing Mechanism Deferral In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks' distribution segment to record over-earnings including tax impacts, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of ratepayers. The balance as at December 31, 2019, including accrued interest, was approved by the OEB for disposition on an interim basis over a one-year period ending December 31, 2021 as part of Hydro One Networks distribution 2021 annual update rate application. A similar account was also approved for B2M LP in January 2020, and Hydro One Networks transmission and NRLP in April 2020. The balance in the account as at December 31, 2021 primarily relates to Hydro One Networks distribution. Asset Removal Costs Cumulative Variance In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks transmission to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period. Post-Retirement and Post-Employment Benefits In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the consolidated balance sheets with an incremental offset to the associated regulatory asset or regulatory liability, as the case may be. A regulatory asset or liability is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered or returned in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2021 OCI would have been higher by $94 million (2020 – OCL lower by $46 million). Pension Cost Differential Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. In March 2019, the OEB approved the disposition of the distribution business portion of the balance as at December 31, 2016, including accrued interest, and the balance was recovered from ratepayers by the end of 2020. In April 2020, the OEB approved the disposition of the transmission business portion of the balance as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending December 31, 2022. In the absence of rate-regulated accounting, 2021 revenue would have been higher by $1 million (2020 – higher by $1 million). Green Energy Expenditure Variance In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. The smart grid variance account balance as at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and the balance was returned to ratepayers by the end of 2020. Hydro One Limited Annual Report 2021 73

Notes to Consolidated Financial Statements

COVID-19 Emergency Deferral

On June 17, 2021, the OEB issued its Report: Regulatory Treatment of Impact Arising from the COVID-19 Emergency which outlines the OEB's final guidance on the rules and operation of the deferral account established for utilities to track the impacts arising from the COVID-19 pandemic. The OEB has determined that eligibility for recovery of most balances recorded in the account will be subject to a means test based on a utility's achieved regulatory return on equity (ROE). Based on management's assessment of the OEB's final guidance, no amounts related to the COVID-19 pandemic have been recognized as regulatory assets.

14. OTHER LONG-TERM ASSETS

As at December 31 (millions of dollars)	2021	2020
Right-of-Use assets (Note 23)	57	77
Investments	22	7
Other long-term assets	14	8
	93	92

15. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at December 31 (millions of dollars)	2021	2020
Accrued liabilities	619	566
Accounts payable	255	238
Accrued interest	124	118
Environmental liabilities (Note 21)	34	33
Regulatory liabilities (Note 13)	10	66
Lease obligations (Note 23)	14	12
Derivative liabilities (Note 18)	8	11
	1,064	1,044

16. OTHER LONG-TERM LIABILITIES

As at December 31 (millions of dollars)	2021	2020
Post-retirement and post-employment benefit liability (Note 20)	1,800	1,797
Pension benefit liability (Note 20)	713	1,660
Environmental liabilities (Note 21)	88	100
Lease obligations (Note 23)	46	70
Asset retirement obligations (Note 22)	14	13
Derivative liabilities (Note 18)	—	14
Long-term accounts payable	3	3
Other long-term liabilities	19	17
	2,683	3,674

74 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements 17. DEBT AND CREDIT AGREEMENTS Short-Term Notes and Credit Facilities Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million. At December 31, 2021, Hydro One’s consolidated committed and unsecured credit facilities (Operating Credit Facilities) consisted of the following: (millions of dollars) Maturity Total Amount Amount Drawn Hydro One Inc. Revolving standby credit facilities June 20261 2,300 — Hydro One Five-year senior, revolving term credit facility June 20261 250 — Total 2,550 — 1 On June 1, 2021, the maturity dates for the Operating Credit Facilities were extended from June 2024 to June 2026. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension. Subsidiary Debt Guarantee Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2021 and 2020, no debt securities have been issued by HOHL. Hydro One Limited Annual Report 2021 75

Notes to Consolidated Financial Statements Long-Term Debt The following table presents long-term debt outstanding at December 31, 2021 and 2020: As at December 31 (millions of dollars) 2021 2020 1.84% Series 34 notes due 2021 — 500 2.57% Series 39 notes due 20211 — 300 3.20% Series 25 notes due 2022 600 600 0.71% Series 48 notes due 2023 600 600 2.54% Series 42 notes due 2024 700 700 1.76% Series 45 notes due 2025 400 400 2.97% Series 40 notes due 2025 350 350 2.77% Series 35 notes due 2026 500 500 3.02% Series 43 notes due 2029 550 550 2.16% Series 46 notes due 2030 400 400 7.35% Debentures due 2030 400 400 1.69% Series 49 notes due 2031 400 400 2.23% Series 50 notes due 2031 450 — 6.93% Series 2 notes due 2032 500 500 6.35% Series 4 notes due 2034 385 385 5.36% Series 9 notes due 2036 600 600 4.89% Series 12 notes due 2037 400 400 6.03% Series 17 notes due 2039 300 300 5.49% Series 18 notes due 2040 500 500 4.39% Series 23 notes due 2041 300 300 6.59% Series 5 notes due 2043 315 315 4.59% Series 29 notes due 2043 435 435 4.17% Series 32 notes due 2044 350 350 5.00% Series 11 notes due 2046 325 325 3.91% Series 36 notes due 2046 350 350 3.72% Series 38 notes due 2047 450 450 3.63% Series 41 notes due 2049 750 750 2.71% Series 47 notes due 2050 500 500 3.64% Series 44 notes due 2050 250 250 3.10% Series 51 notes due 2051 450 — 4.00% Series 24 notes due 2051 225 225 3.79% Series 26 notes due 2062 310 310 4.29% Series 30 notes due 2064 50 50 Hydro One Inc. long-term debt (a) 13,095 12,995 1.41% Series 2020-1 notes due 2027 425 425 Hydro One long-term debt (b) 425 425 6.6% Senior Secured Bonds due 2023 (Principal amount – $98 million) 105 113 4.6% Note Payable due 2023 (Principal amount – $36 million) 37 38 HOSSM long-term debt (c) 142 151 13,662 13,571 Add: Net unamortized debt premiums 9 10 Add: Unrealized mark-to-market loss1 — 3 Less: Unamortized deferred debt issuance costs (51) (52) Total long-term debt 13,620 13,532 1 At December 31, 2021, there was no unrealized mark-to-market loss. At December 31, 2020, the unrealized mark-to-market net loss of $3 million related to $300 million Series 39 notes repaid in June 2021. At December 31, 2020, the unrealized mark-to-market net loss was offset by a $3 million unrealized mark-to-market net gain on the related fixed-to-floating interest-rate swap agreements, which were accounted for as fair value hedges. 76 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

(a) Hydro One Inc. long-term debt

At December 31, 2021, long-term debt of $13,095 million (2020 – $12,995 million) was outstanding, the majority of which was issued under Hydro One Inc.'s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At December 31, 2021, $1,900 million remained available for issuance under the MTN Program prospectus.

In 2021, Hydro One Inc. issued long-term debt totalling $900 million (2020 – $2,300 million) and repaid long-term debt of $800 million (2020 – $650 million) under the MTN Program.

(b) Hydro One long-term debt

At December 31, 2021, long-term debt of $425 million (2020 – $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At December 31, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus. During the year ended December 31, 2021, no long-term debt was issued (2020 – $425 million) or repaid (2020 – $nil).

(c) HOSSM long-term debt

At December 31, 2021, HOSSM long-term debt of $142 million (2020 – $151 million), with a principal amount of $134 million (2020 – $138 million) was outstanding. In 2021, no long-term debt was issued (2020 – $nil), and $4 million (2020 – $3 million) of long-term debt was repaid.

The total long-term debt is presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2021	2020
Current liabilities:		
Long-term debt payable within one year	**603**	806
Long-term liabilities:		
Long-term debt	**13,017**	12,726
Total long-term debt	**13,620**	13,532

Principal and Interest Payments

At December 31, 2021, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments (millions of dollars)	Interest Payments (millions of dollars)	Weighted-Average Interest Rate (%)
Year 1	603	507	3.2
Year 2	731	491	1.7
Year 3	700	476	2.5
Year 4	750	458	2.3
Year 5	500	443	2.8
	3,284	2,375	2.5
Years 6-10	2,625	2,052	3.0
Thereafter	7,745	4,004	4.6
	13,654	8,431	3.8

Hydro One Limited Annual Report 2021 77

Notes to Consolidated Financial Statements 18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability. Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information. Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs. Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs. Non-Derivative Financial Assets and Liabilities At December 31, 2021 and 2020, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments. Fair Value Measurements of Long-Term Debt The fair values and carrying values of the Company’s long-term debt at December 31, 2021 and 2020 are as follows: 2021 2021 2020 2020 As at December 31 (millions of dollars) Carrying Value Fair Value Carrying Value Fair Value Long-term debt measured at fair value – $300 million MTN Series 39 notes — — 303 303 Other notes and debentures 13,620 15,573 13,229 16,226 Long-term debt, including current portion 13,620 15,573 13,532 16,529 Fair Value Measurements of Derivative Instruments Fair Value Hedges At December 31, 2021, Hydro One Inc. had no fair value hedges. At December 31, 2020, Hydro One Inc. had interest-rate swaps with a total notional amount of $300 million that were used to convert fixed-rate debt to floating-rate debt. These swaps were designated as fair value hedges. Hydro One Inc.’s fair value hedge exposure at December 31, 2020 was approximately 2% of its total long-term debt. Cash Flow Hedges At December 31, 2021 and 2020, Hydro One Inc. had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023. At December 31, 2021 and 2020, the Company had no derivative instruments classified as undesignated contracts. 78 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Fair Value Hierarchy The fair value hierarchy of financial assets and liabilities at December 31, 2021 and 2020 is as follows: As at December 31, 2021 (millions of dollars) Carrying Value Fair Value Level 1 Level 2 Level 3 Liabilities: Long-term debt, including current portion 13,620 15,573 — 15,573 — Derivative instruments (Notes 15, 16) Cash flow hedges, including current portion 8 8 — 8 — 13,628 15,581 — 15,581 — As at December 31, 2020 (millions of dollars) Carrying Value Fair Value Level 1 Level 2 Level 3 Assets: Derivative instruments (Note 10) Fair value hedges 3 3 — 3 — 3 3 — 3 — Liabilities: Long-term debt, including current portion 13,532 16,529 — 16,529 — Derivative instruments (Notes 15, 16) Cash flow hedges, including current portion 25 25 — 25 — 13,557 16,554 — 16,554 — The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities. There were no transfers between any of the fair value levels during the years ended December 31, 2021 or 2020. Hydro One Limited Annual Report 2021 79

Notes to Consolidated Financial Statements Risk Management Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business. Market Risk Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated ROE is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk. The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing. A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2021 and 2020. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2021 and 2020 were not material. For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the year ended December 31, 2021, a $4 million after-tax unrealized gain (2020 - $28 million loss), $5 million before-tax (2020 – $38 million loss), was recorded in OCI, and a $8 million after-tax realized loss (2020 – $5 million), $12 million before-tax (2020 – $7 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive loss (AOCL) of $6 million related to cash flow hedges at December 31, 2021 (2020 – $18 million). The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $6 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at December 31, 2021, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately one year. The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures (SIPP). Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirements and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 20 – Pension and Post- Retirement and Post-Employment Benefits for further details. Credit Risk Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2021 and 2020, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2021 and 2020, there was no material accounts receivable balance due from any single customer. At December 31, 2021, the Company’s allowance for doubtful accounts was $56 million (2020 – $46 million). The allowance for doubtful accounts reflects the Company's CECL for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2021, approximately 5% (2020 – 4%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 – Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic. Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets. Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At December 31, 2021 and 2020, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2021, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties. 80 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

Liquidity Risk

Liquidity risk refers to the Company's ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company's operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company's cash requirements.

In April 2020, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At December 31, 2021, $1,900 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first half of 2022.

In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At December 31, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.

In December 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At December 31, 2021, no securities have been issued under the US Debt Shelf Prospectus.

The Pension Plan's short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan's assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

19. CAPITAL MANAGEMENT

The Company's objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2021 and 2020, the Company's capital structure was as follows: :

As at December 31 (millions of dollars)	2021	2020
Long-term debt payable within one year	**603**	806
Short-term notes payable	**1,045**	800
Less: cash and cash equivalents	**(540)**	(757)
	1,108	849
Long-term debt	**13,017**	12,726
Common shares	**5,688**	5,678
Retained earnings	**5,174**	4,838
Total capital	**24,987**	24,091

Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Hydro One Limited Annual Report 2021 **81**

Notes to Consolidated Financial Statements 20. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS Hydro One has a Pension Plan, a DC Plan, a supplementary pension plan (Supplementary Plan), and post-retirement and post-employment benefit plans. DC Plan Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplementary DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2021 were $2 million (2020 – $2 million). Pension Plan, Supplementary Plan, and Post-Retirement and Post-Employment Plans The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The new valuation is expected to be filed by no later than September 30, 2022, which may result in a change to the estimated contributions for 2022- 2027. Total annual cash Pension Plan employer contributions for 2021 were $62 million (2020 - $57 million). Estimated annual Pension Plan employer contributions for the years 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $93 million, $107 million, $111 million, $111 million, $113 million and $118 million, respectively. The Supplementary Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplementary Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets. Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31. 82 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	Pension Benefits 2021	2020	Post-Retirement and Post-Employment Benefits 2021	2020
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	**9,763**	8,973	**1,857**	1,783
Current service cost	**240**	215	**66**	70
Employee contributions	**61**	56	**–**	–
Interest cost	**257**	284	**51**	58
Benefits paid	**(392)**	(381)	**(47)**	(45)
Net actuarial loss (gain)	**(571)**	465	**(98)**	(42)
Transfers from other plans[1,2]	**–**	151	**34**	33
Projected benefit obligation, end of year	**9,358**	9,763	**1,863**	1,857
Change in plan assets				
Fair value of plan assets, beginning of year	**8,103**	7,848	**–**	–
Actual return on plan assets	**834**	425	**–**	–
Benefits paid	**(392)**	(381)	**(47)**	(45)
Employer contributions	**62**	57	**47**	45
Employee contributions	**61**	56	**–**	–
Administrative expenses	**(23)**	(22)	**–**	–
Transfers from other plans[1]	**–**	120	**–**	–
Fair value of plan assets, end of year	**8,645**	8,103	**–**	–
Unfunded status	**713**	1,660	**1,863**	1,857

1 In 2020, assets and liabilities associated with the Inergi LP Pension Plan and post-employment benefit plans were transferred to the Hydro One Pension Plan and post-employment benefit plans, related to the 2018 transfer of customer service operations employees to Hydro One.

2 See below for information related to the transfer from other plans in 2021 as well as future transfers from other plans for employees transferred in 2021 and 2022.

Future Transfers from Other Plans

In January 2021, Hydro One and Inergi LP (Inergi) executed a letter of understanding (LOU) for the transfer of certain Inergi employees (Transferred Employees) to Hydro One Networks over a period of time. Employees related to the Information Technology Operations, Finance and Accounting, Payroll and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur sometime in 2023. In accordance with the LOU, Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One's post-retirement and post-employment benefit plans.

On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.

On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees.

The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability will be recorded in the first quarter of 2022.

Hydro One Limited Annual Report 2021 **83**

Notes to Consolidated Financial Statements

Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
As at December 31 (millions of dollars)	**2021**	2020	**2021**	2020
Other assets[1]	**10**	6	**—**	—
Accrued liabilities	**—**	—	**63**	60
Pension benefit liability	**713**	1,660	**—**	—
Post-retirement and post-employment benefit liability	**—**	—	**1,800**	1,797
Net unfunded status	**703**	1,654	**1,863**	1,857

1 Represents the funded status of HOSSM defined benefit pension plan.

The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

As at December 31 (millions of dollars)	**2021**	2020
PBO	**9,358**	9,763
ABO	**8,451**	8,817
Fair value of plan assets	**8,645**	8,103

On an ABO basis, the Pension Plan was funded at 102% at December 31, 2021 (2020 – 92%). On a PBO basis, the Pension Plan was funded at 92% at December 31, 2021 (2020 – 83%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2021 and 2020 for the Pension Plan:

Year ended December 31 (millions of dollars)	**2021**	2020
Current service cost	**240**	215
Interest cost	**257**	284
Expected return on plan assets, net of expenses	**(430)**	(450)
Prior service cost amortization	**2**	2
Amortization of actuarial losses	**125**	95
Net periodic benefit costs	**194**	146
Charged to results of operations[1]	**27**	25

1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2021, pension costs of $74 million (2020 – $69 million) were attributed to labour, of which $27 million (2020 – $25 million) was charged to operations, and $47 million (2020 – $44 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2021 and 2020 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	**2021**	2020
Current service cost	**66**	70
Interest cost	**51**	58
Prior service cost amortization	**7**	2
Amortization of actuarial losses	**(2)**	5
Net periodic benefit costs	**122**	135
Charged to results of operations[1,2]	**64**	73

1 The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2021, post-retirement and post-employment costs of $122 million (2020 – $135 million) were attributed to labour, of which $64 million (2020 – $73 million) was charged to operations, $14 million (2020 – $17 million) was recorded in the Hydro One Networks distribution post-retirement and post-employment benefits non-service cost regulatory asset, and $44 million (2020 – $45 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

2 In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the year ended December 31, 2021, additional other post-retirement and post-employment costs of $14 million (2020 – $22 million) attributed to labour were charged to operations.

84 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One's expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2021 and 2020:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
Year ended December 31	**2021**	2020	**2021**	2020
Significant assumptions:				
Weighted average discount rate	**3.00%**	2.60%	**3.00%**	2.60%
Rate of compensation scale escalation (long-term)	**2.25%**	2.25%	**2.25%**	2.25%
Rate of cost of living increase	**1.75%**	1.75%	**1.75%**	1.75%
Rate of increase in health care cost trends[1]	**–**	–	**3.97%**	3.70%

1 4.88% per annum in 2022, grading down to 3.97% per annum in and after 2031 (2020 – 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031).

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2021 and 2020. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year's net periodic benefit costs.

Year ended December 31	**2021**	2020
Pension Benefits:		
Weighted average expected rate of return on plan assets	**5.40%**	5.75%
Weighted average discount rate	**2.60%**	3.10%
Rate of compensation scale escalation (long-term)	**2.25%**	2.50%
Rate of cost of living increase	**1.75%**	2.00%
Average remaining service life of employees (years)	**14**	15
Post-Retirement and Post-Employment Benefits:		
Weighted average discount rate	**2.60%**	3.10%
Rate of compensation scale escalation (long-term)	**2.25%**	2.50%
Rate of cost of living increase	**1.75%**	2.00%
Average remaining service life of employees (years)	**15.3**	15.5
Rate of increase in health care cost trends[1]	**3.70%**	4.04%

1 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031 (2020 – 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031).

The discount rate used to determine the current year pension obligation and the subsequent year's net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on "AA" long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

Hydro One Limited Annual Report 2021 **85**

Notes to Consolidated Financial Statements

The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2021 and 2020:

As at December 31	2021	2020
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 – male	23	22
Age 65 – female	25	25
Age 45 – male	24	23
Age 45 – female	26	26

Estimated Future Benefit Payments

At December 31, 2021, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2022	362	65
2023	369	65
2024	375	66
2025	379	67
2026	383	68
2027 through to 2031	1,962	347
Total estimated future benefit payments through to 2031	3,830	678

Components of Regulatory Accounts

A portion of actuarial gains and losses and prior service costs is recorded within regulatory accounts on Hydro One's consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2021	2020
Pension Benefits:		
Actuarial (gain) loss for the year	(891)	536
Prior service cost for the year	–	31
Amortization of actuarial losses	(124)	(95)
Amortization of prior service cost	(2)	(2)
	(1,017)	470
Post-Retirement and Post-Employment Benefits:		
Actuarial gain for the year	(91)	(44)
Amortization of actuarial losses	(3)	(2)
	(94)	(46)

86 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

The following table provides the components of regulatory accounts that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020
Pension Benefits:		
Actuarial loss	**713**	1,660
Post-Retirement and Post-Employment Benefits:		
Actuarial (gain) loss	**(33)**	59

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One's Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year's employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2021, the Pension Plan actual weighted average, target, and range asset allocations were as follows:

	Actual (%)	Target Allocation (%)	Range Allocation (%)
Equity securities	51	40	25 – 55
Debt securities	33	35	30 – 40
Real Estate and Infrastructure	16	25	0 – 35
	100	100	

At December 31, 2021, the Pension Plan held $22 million (2020 – $23 million) Hydro One corporate bonds and $603 million (2020 – $565 million) of debt securities of the Province.

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan's asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2021 and 2020. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2021 and 2020, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan's assets.

The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Hydro One Limited Annual Report 2021 **87**

Notes to Consolidated Financial Statements

Fair Value Measurements

The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2021 and 2020:

As at December 31, 2021 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	21	1,937	1,958
Cash and cash equivalents	144	–	–	144
Short-term securities	–	86	–	86
Derivative instruments	–	2	–	2
Corporate shares – Canadian	167	–	–	167
Corporate shares – Foreign	3,412	258	–	3,670
Bonds and debentures – Canadian	–	2,491	–	2,491
Bonds and debentures – Foreign	–	97	–	97
Total fair value of plan assets[1]	3,723	2,955	1,937	8,615
Derivative instruments	–	1	–	1
Total fair value of plan liabilities[1]	–	1	–	1

1 At December 31, 2021, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $4 million payable to participants, $6 million of sold investments receivable, and $3 million of purchased investments payable.

As at December 31, 2020 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	21	1,429	1,450
Cash and cash equivalents	163	–	–	163
Short-term securities	–	175	–	175
Derivative instruments	–	2	–	2
Corporate shares – Canadian	142	–	–	142
Corporate shares – Foreign	3,335	209	–	3,544
Bonds and debentures – Canadian	–	2,499	–	2,499
Bonds and debentures – Foreign	–	96	–	96
Total fair value of plan assets[1]	3,640	3,002	1,429	8,071
Derivative instruments	–	1	–	1
Total fair value of plan liabilities[1]	–	1	–	1

1 At December 31, 2020, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $6 million of pension administration expenses payable, $2 million of taxes payable, $6 million payable to participants, $17 million of sold investments receivable, and $9 million of purchased investments payable.

See Note 18 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

88 **Hydro One Limited** Annual Report 2021

Notes to Consolidated Financial Statements Changes in the Fair Value of Financial Instruments Classified in Level 3 The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2021 and 2020. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available. Year ended December 31 (millions of dollars) 2021 2020 Fair value, beginning of year 1,429 1,079 Realized and unrealized gains 307 97 Purchases 308 288 Sales and disbursements (107) (35) Fair value, end of year 1,937 1,429 There were no significant transfers between any of the fair value levels during the years ended December 31, 2021 and 2020. Valuation Techniques Used to Determine Fair Value Pooled funds mainly consist of private equity, real estate infrastructure and private debt investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Private debt valuations are reported by the fund manager. Private debt is credit that is extended to companies on a bilaterally negotiated basis. It is not readily marketable and takes a wide range of forms, such as senior secured and unsecured loans, infrastructure project financing, investments secured by real estate assets, and securitized lease/loan obligations supported by a pool of assets. Since these valuation inputs are not highly observable, private equity, real estate infrastructure and private debt investments have been categorized as Level 3 within pooled funds. Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1. Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2. Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2021 was $414 million (2020 - $423 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, Swedish krona and Japanese yen. The net realized gain on contracts for the year ended December 31, 2021 was $2 million (2020 - $8 million net realized loss). The terms to maturity of the forward exchange contracts at December 31, 2021 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2. Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange. Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2. Hydro One Limited Annual Report 2021 89

Notes to Consolidated Financial Statements

21. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2021 and 2020:

Year ended December 31, 2021 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	76	57	133
Interest accretion	1	—	1
Expenditures	(24)	(6)	(30)
Revaluation adjustment	15	3	18
Environmental liabilities – ending	68	54	122
Less: current portion	(27)	(7)	(34)
	41	47	88

Year ended December 31, 2020 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	90	51	141
Interest accretion	3	—	3
Expenditures	(17)	(6)	(23)
Revaluation adjustment	—	12	12
Environmental liabilities – ending	76	57	133
Less: current portion	(25)	(8)	(33)
	51	49	100

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the consolidated balance sheets after factoring in the discount rate:

As at December 31, 2021 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	70	54	124
Less: discounting environmental liabilities to present value	(2)	—	(2)
Discounted environmental liabilities	68	54	122

As at December 31, 2020 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	80	57	137
Less: discounting environmental liabilities to present value	(4)	—	(4)
Discounted environmental liabilities	76	57	133

At December 31, 2021, the estimated future environmental expenditures were as follows:

(millions of dollars)	
2022	34
2023	21
2024	22
2025	12
2026	2
Thereafter	33
	124

90 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. PCBs The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm. At December 31, 2021, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations was $70 million (2020 – $80 million). These expenditures are expected to be incurred over the period from 2022 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2021 to increase the PCB environmental liability by $15 million (2020 – no revaluation adjustment was recorded). LAR At December 31, 2021, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $54 million (2020 – $57 million). These expenditures are expected to be incurred over the period from 2022 to 2054. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2021 to increase the LAR environmental liability by $3 million (2020 – $12 million). 22. ASSET RETIREMENT OBLIGATIONS Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset. In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, no revaluation adjustment to the asset retirement obligations was recorded in 2021 (2020 – revaluation adjustment was recorded to increase the asset retirement obligations by $3 million). At December 31, 2021, Hydro One had recorded asset retirement obligations of $14 million (2020 – $13 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. Hydro One Limited Annual Report 2021 91

Notes to Consolidated Financial Statements

23. LEASES

Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and nine years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2021	2020
Lease expense	17	14
Lease payments made	16	13

As at December 31	2021	2020
Weighted-average remaining lease term[1] (years)	6	7
Weighted-average discount rate	2.3%	2.6%

1 Includes renewal options that are reasonably certain to be exercised.

At December 31, 2021, future minimum operating lease payments were as follows:

(millions of dollars)	
2022	16
2023	11
2024	10
2025	7
2026	7
Thereafter	13
Total undiscounted minimum lease payments	64
Less: discounting minimum lease payments to present value	(4)
Total discounted minimum lease payments	60

At December 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)	
2021	16
2022	13
2023	12
2024	12
2025	10
Thereafter	27
Total undiscounted minimum lease payments	90
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	82

Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2021	2020
Other long-term assets (Note 14)	57	77
Accounts payable and other current liabilities (Note 15)	14	12
Other long-term liabilities (Note 16)	46	70

92 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

24. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2021, the Company had 598,217,549 (2020 – 597,611,787) common shares issued and outstanding.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

The following tables presents the changes to common shares during the years ended December 31, 2021 and 2020:

	Ownership by		
Year ended December 31, 2021 (number of shares)	Public	Province	Total
Common shares – beginning	**315,199,139**	**282,412,648**	**597,611,787**
Common shares issued – LTIP[1]	**188,388**	**–**	**188,388**
Common shares issued – share grants[2]	**417,374**	**–**	**417,374**
Common shares – ending[3]	**315,804,901**	**282,412,648**	**598,217,549**
	52.8%	**47.2%**	**100%**

1 In 2021, Hydro One issued from treasury 188,388 common shares in accordance with provisions of the LTIP.

2 In 2021, Hydro One issued from treasury 417,374 common shares in accordance with provisions of the Power Workers' Union (PWU) and the Society Share Grant Plans.

3 On December 30th, 2021, stock options of 108,710 under the Company's LTIP were exercised with a settlement date of January 4th, 2022.

	Ownership by		
Year ended December 31, 2020 (number of shares)	Public	Province	Total
Common shares – beginning	314,405,788	282,412,648	596,818,436
Common shares issued – LTIP[1]	351,789	–	351,789
Common shares issued – share grants[2]	441,562	–	441,562
Common shares – ending	315,199,139	282,412,648	597,611,787
	52.7%	47.3%	100%

1 In 2020, Hydro One issued from treasury 351,789 common shares in accordance with provisions of the LTIP. This included the exercise of 294,840 stock options for $7 million.

2 In 2020, Hydro One issued from treasury 441,562 common shares in accordance with provisions of the PWU and the Society Share Grant Plans.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2021 and 2020, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At December 31, 2021, and 2020, the Company had no Preferred Shares and no Series 2 preferred shares issued and outstanding.

On November 20, 2020, Hydro One exercised its option to redeem all of its 16,720,000 outstanding Series 1 preferred shares (Preferred Shares) in accordance with their terms. The Preferred Shares were redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding November 20, 2020, for an aggregate redemption price of $423 million, including $418 million Preferred Shares balance and $5 million for accrued dividends. The Preferred Shares were not exchangeable or convertible into the common shares of the Company and the redemption had no impact on the Province's voting rights or ownership percentage of the outstanding common shares of Hydro One.

Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One's preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.

For the period commencing from the date of issue of the Preferred Shares and ending on and including November 19, 2020, the holders of the Preferred Shares were entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly.

Share Ownership Restrictions

The Electricity Act imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

Hydro One Limited Annual Report 2021 **93**

Notes to Consolidated Financial Statements 25. DIVIDENDS In 2021, common share dividends in the amount of $629 million (2020 – $599 million) were declared and paid and no preferred share dividends (2020 – $18 million) were paid. See Note 34 – Subsequent Events for dividends declared subsequent to December 31, 2021. 26. EARNINGS PER COMMON SHARE Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding. Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method. Year ended December 31 2021 2020 Net income attributable to common shareholders (millions of dollars) 965 1,770 Weighted-average number of shares Basic 598,080,111 597,421,127 Effect of dilutive stock-based compensation plans 2,278,030 2,497,161 Diluted 600,358,141 599,918,288 EPS Basic $ 1.61 $ 2.96 Diluted $ 1.61 $ 2.95 27. STOCK-BASED COMPENSATION Share Grant Plans Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan). The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan. The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan. The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2021, 417,374 common shares (2020 – 441,562) were issued under the Share Grant Plans. Total share-based compensation recognized during 2021 was $5 million (2020 – $7 million) and was recorded as a regulatory asset. 94 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2021 and 2020 is presented below:

Year ended December 31, 2021	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	**3,154,805**	**$20.50**
Vested and issued[1]	**(417,374)**	**–**
Forfeited	**(75,431)**	**$20.50**
Share grants outstanding – ending	**2,662,000**	**$20.50**

1 In 2021, Hydro One issued from treasury 417,374 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Year ended December 31, 2020	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	3,674,377	$20.50
Vested and issued[1]	(441,562)	–
Forfeited	(78,010)	$20.50
Share grants outstanding – ending	3,154,805	$20.50

1 In 2020, Hydro One issued from treasury 441,562 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Directors' DSU Plan

Under the Directors' DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One's Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2021 and 2020 is presented below:

Year ended December 31 (number of DSUs)	2021	2020
DSUs outstanding – beginning	**65,240**	52,620
Granted	**20,888**	22,481
Settled	**(5,315)**	(9,861)
DSUs outstanding – ending	**80,813**	65,240

For the year ended December 31, 2021, an expense of $1 million (2020 – $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2021, a liability of $3 million (2020 – $2 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $32.91. This liability is included in other long-term liabilities on the consolidated balance sheets.

Management DSU Plan

Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2021 and 2020 is presented below:

Year ended December 31 (number of DSUs)	2021	2020
DSUs outstanding – beginning	**61,880**	52,186
Granted	**28,360**	22,132
Paid	**–**	(12,438)
DSUs outstanding – ending	**90,240**	61,880

For the year ended December 31, 2021, an expense of $1 million (2020 – $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2021, a liability of $3 million (2020 – $2 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $32.91. This liability is included in other long-term liabilities on the consolidated balance sheets.

Hydro One Limited Annual Report 2021 95

Notes to Consolidated Financial Statements Employee Share Ownership Plan In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2021, Company contributions made under the ESOP were $2 million (2020 – $2 million). LTIP Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One. The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), RSUs, stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance. PSUs and RSUs A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2021 and 2020 is presented below: PSUs RSUs Year ended December 31 (number of units) 2021 2020 2021 2020 Units outstanding – beginning 111,920 171,344 139,730 206,993 Vested and issued (111,920) (52,627) (104,970) (3,728) Forfeited — (6,797) — (7,125) Settled — — (34,760) (56,410) Units outstanding – ending — 111,920 — 139,730 No awards were granted in 2021 or 2020. The compensation expense related to the PSU and RSU awards recognized by the Company during 2021 was less than $1 million (2020 – $3 million). Society RSU Plan As a result of the renewal of the Company's prior collective agreement with members of the Society, the Company provided equity compensation in the form of RSUs to certain eligible members. The equity compensation provides for the purchase of common shares of Hydro One from the open market, effective March 1, 2021 in one equity grant vesting in equal portions over a two-year period. To be eligible, an employee must be an employee of the Company as of July 30, 2021, the date the plan was ratified by the Society; the grant date. The number of common shares issued to each eligible employee will be equal to 1.0% of such eligible employee’s salary as at April 1, 2021, divided by $30.80, being the price of the common shares of Hydro One at the grant date. Each RSU is entitled to accrue common share dividend equivalents in the form of additional RSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors. A summary of RSU awards activity under the Society RSU Plan during the years ended December 31, 2021 and 2020 is presented below: Year ended December 31 (number of RSUs) 2021 2020 RSUs outstanding – beginning — — Granted 71,053 — RSUs outstanding – ending 71,053 — 96 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements Stock Options The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2021 or 2020. The fair value-based method is used to measure compensation expense related to stock options and the expense was recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. A summary of stock options activity during the years ended December 31, 2021 and 2020 is presented below: Number of Stock Options Weighted-average exercise price Stock options outstanding - January 1, 2020 403,550 $ 20.66 Exercised1 (294,840) $ 20.66 Stock options outstanding - December 31, 2020 108,710 $ 20.66 Exercised1 (108,710) $ 20.66 Stock options outstanding - December 31, 2021 — $ — 1 Stock options exercised in 2021 had an aggregate intrinsic value of $1 million (2020 - $2 million). No compensation expense related to stock options was recognized by the Company during 2021 or 2020. Hydro One Limited Annual Report 2021 97

Notes to Consolidated Financial Statements

28. NONCONTROLLING INTEREST

Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2021 and 2020:

Year ended December 31, 2021 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	**22**	**72**	**94**
Distributions to noncontrolling interest	**(4)**	**(10)**	**(14)**
Net income attributable to noncontrolling interest	**2**	**6**	**8**
Noncontrolling interest – ending	**20**	**68**	**88**

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	20	59	79
Contributions from sale of noncontrolling interest (Note 4)	—	9	9
Distributions to noncontrolling interest	—	(2)	(2)
Net income attributable to noncontrolling interest	2	6	8
Noncontrolling interest – ending	22	72	94

B2M LP

On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON's initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2021 and 2020:

Year ended December 31, 2021 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	**22**	**49**	**71**
Distributions to noncontrolling interest	**(4)**	**(7)**	**(11)**
Net income attributable to noncontrolling interest	**2**	**4**	**6**
Noncontrolling interest – ending	**20**	**46**	**66**

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	20	47	67
Distributions to noncontrolling interest	—	(2)	(2)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	22	49	71

NRLP

On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.

The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)	2021	2020
Noncontrolling interest – beginning	**23**	12
Contributions from sale of noncontrolling interest (Note 4)	**—**	9
Distributions to noncontrolling interest	**(3)**	—
Net income attributable to noncontrolling interest	**2**	2
Noncontrolling interest – ending	**22**	23

98 **Hydro One Limited** Annual Report 2021

Notes to Consolidated Financial Statements

29. RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.2% ownership at December 31, 2021. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company's related party transactions during the years ended December 31, 2021 and 2020:

Year ended December 31 (millions of dollars)

Related Party	Transaction	2021	2020
Province	Dividends paid[1]	**297**	301
IESO	Power purchased	**2,238**	2,506
	Revenues for transmission services	**1,832**	1,717
	Amounts related to electricity rebates	**1,065**	1,588
	Distribution revenues related to rural rate protection	**245**	242
	Distribution revenues related to supply of electricity to remote northern communities	**35**	35
	Funding received related to CDM programs	**1**	26
OPG[2]	Power purchased	**13**	6
	Revenues related to provision of services and supply of electricity	**8**	8
	Capital contribution received from OPG	**3**	3
	Costs related to the purchase of services	**2**	3
OEFC	Power purchased from power contracts administered by the OEFC	**1**	1
OEB	OEB fees	**8**	9
OCN LP[3]	Investment in OCN LP	**4**	2

1 On November 20, 2020 Hydro One redeemed the Preferred Shares held by the Province. See Note 24 – Share Capital.

2 OPG has provided a $32.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 32 – Commitments for details related to the OCN Guarantee.

3 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

Sales to and purchases from related parties are based on the requirements of the OEB's Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

30. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2021	2020
Accounts receivable	**18**	12
Due from related parties	**42**	89
Materials and supplies (Note 10)	**1**	–
Prepaid expenses and other assets (Note 10)	**(2)**	(9)
Other long-term assets (Note 14)	**(4)**	(1)
Accounts payable	**(3)**	37
Accrued liabilities (Note 15)	**53**	(62)
Due to related parties	**(63)**	27
Accrued interest (Note 15)	**6**	14
Long-term accounts payable and other long-term liabilities (Note 16)	**2**	1
Post-retirement and post-employment benefit liability	**50**	72
	100	180

Hydro One Limited Annual Report 2021 **99**

Notes to Consolidated Financial Statements Capital Expenditures The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2021 and 2020. The reconciling items include net change in accruals and capitalized depreciation. Year ended December 31, 2021 (millions of dollars) Property, Plant and Equipment Intangible Assets Total Capital investments (1,983) (142) (2,125) Reconciling items 55 (1) 54 Cash outflow for capital expenditures (1,928) (143) (2,071) Year ended December 31, 2020 (millions of dollars) Property, Plant and Equipment Intangible Assets Total Capital investments (1,751) (127) (1,878) Reconciling items 33 1 34 Cash outflow for capital expenditures (1,718) (126) (1,844) Capital Contributions Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2021, there were $14 million capital contributions from these assessments (2020 – $nil). Supplementary Information Year ended December 31 (millions of dollars) 2021 2020 Net interest paid 506 493 Income taxes paid 20 30 31. CONTINGENCIES Legal Proceedings Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. Transfer of Assets The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2021, the Company paid approximately $2 million (2020 – $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders. 100 Hydro One Limited Annual Report 2021

Notes to Consolidated Financial Statements

32. COMMITMENTS

The following table presents a summary of Hydro One's commitments under outsourcing and other agreements due in the next five years and thereafter:

As at December 31, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	120	57	17	3	2	15
Long-term software/meter agreement	2	1	2	1	1	5

Outsourcing and Other Agreements

Hydro One had an agreement with Inergi for the provision of IT and back-office outsourcing services, including supply chain, finance and accounting and payroll services. The agreement expired on February 28, 2021 for IT services and October 31, 2021 for supply chain services. The provision of finance and accounting and payroll services under the Inergi contract terminated on December 31, 2021. A new agreement with Inergi was entered into for the provision of management oversight of the payroll employees transferred to Hydro One for a one-year period effective January 1, 2022. In February 2021, Hydro One entered into a three-year agreement for IT services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One's discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement. On September 30, 2020, Hydro One entered into an agreement with Ceridian Canada Ltd. to provide pay operations services for a five-year term which is expected to commence in 2023.

BGIS provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with BGIS for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.

Long-term Software/Meter Agreement

Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2030.

Other Commitments

The following table presents a summary of Hydro One's other commercial commitments by year of expiry in the next five years and thereafter:

As at December 31, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,550	—
Letters of credit[2]	182	2	—	—	—	—
Guarantees[3]	517	—	—	—	—	—

1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.

2 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $17 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.

3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $32.5 million guarantee to Hydro One related to the OCN Guarantee.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for Hydro One Inc.'s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.'s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit.

Hydro One Limited Annual Report 2021 **101**

Notes to Consolidated Financial Statements

33. SEGMENTED REPORTING

Hydro One has three reportable segments:

- The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
- The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
- Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company's telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One's assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One's initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Year ended December 31, 2021 (millions of dollars)	**Transmission**	**Distribution**	**Other**	**Consolidated**
Revenues	**1,824**	**5,359**	**42**	**7,225**
Purchased power	**–**	**3,579**	**–**	**3,579**
Operation, maintenance and administration	**397**	**658**	**57**	**1,112**
Depreciation, amortization and asset removal costs	**485**	**428**	**9**	**922**
Income (loss) before financing charges and income tax expense	**942**	**694**	**(24)**	**1,612**
Capital investments	**1,320**	**787**	**18**	**2,125**

Year ended December 31, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,740	5,507	43	7,290
Purchased power	–	3,854	–	3,854
Operation, maintenance and administration	391	619	60	1,070
Depreciation, amortization and asset removal costs	459	41	8	884
Income (loss) before financing charges and income tax expense	890	617	(25)	1,482
Capital investments	1,157	712	9	1,878

Total Assets by Segment:

As at December 31 (millions of dollars)	**2021**	2020
Transmission	**18,138**	17,761
Distribution	**11,487**	11,387
Other	**758**	1,146
Total assets	**30,383**	30,294

Total Goodwill by Segment:

As at December 31 (millions of dollars)	**2021**	2020
Transmission	**157**	157
Distribution (Note 4)	**216**	216
Total goodwill	**373**	373

All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.

34. SUBSEQUENT EVENTS

Dividends

On February 24, 2022, common share dividends of $159 million ($0.2663 per common share) were declared.

102 **Hydro One Limited** Annual Report 2021

Corporate and Shareholder Information

Corporate Office
483 Bay Street, South Tower
Toronto, ON M5G 2P5
1.416.345.5000

www.HydroOne.com

Customer Inquiries
Customer Service: 1.888.664.9376

Report an Emergency (24 hours):
1.800.434.1235

Shareholder Services
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about dividends, duplicate mailings, lost stock certificates, share transfers or estate settlements, contact our transfer agent and registrar:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
1.514.982.7555 or 1.800.564.6253
service@computershare.com

Institutional Investors and Analysts
Institutional investors, securities analysts and others requiring additional financial information can visit www.HydroOne.com/Investors or contact us at: 1.416.345.6867
Investor.Relations@HydroOne.com or
Omar.Javed@HydroOne.com

Media Inquiries
1.416.345.6868 or 1.877.506.7584
Media.Relations@HydroOne.com

Sustainability
Hydro One is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, visit www.HydroOne.com/Sustainability or email Sustainability@HydroOne.com

Stock Exchange Listing
Toronto Stock Exchange (TSX): H
(CUSIP #448811208)

H
LISTED
TSX

Independent Auditors
KPMG LLP

Equity Index Inclusions
Dow Jones Select Utilities (Canada) Index
FTSE All-World Index Series
MSCI World (Canada) Index
S&P/TSX Composite Index
S&P/TSX Utilities Index
S&P/TSX 60 Index
S&P/TSX Composite Dividend Index
S&P/TSX Composite Low Volatility Index
S&P/TSX Composite High Dividend Index

Debt Securities
For details of the public debt securities of Hydro One and its subsidiaries, please refer to the "Debt Information" section under www.HydroOne.com/Investors.

Online Information
Hydro One is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of www.HydroOne.com/Investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, sustainability and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email to automatically receive Hydro One news releases electronically.

Common Share Dividend Information
2022 Expected Dividend Dates

Declaration Date	Record Date	Payment Date
February 24, 2022	March 16, 2022	March 31, 2022
May 4, 2022	June 8, 2022	June 30, 2022
August 8, 2022	September 14, 2022	September 29, 2022
November 10, 2022	December 14, 2022	December 31, 2022

Unless indicated otherwise, all common share dividends paid by Hydro One are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Dividend Reinvestment Plan (DRIP)
Hydro One offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Hydro One shares by reinvesting their cash dividends without incurring brokerage or administration fees. For plan information and enrolment materials or to learn more about the Hydro One DRIP, visit www.HydroOne.com/DRIP or Computershare Trust Company of Canada at www.InvestorCentre.com/HydroOne.

Regulatory Stakeholders

Hydro One is committed to maintaining and enhancing constructive long-term relationships with its regulatory stakeholders.

Ontario

Provincial Government, Ministry of Energy
Policy, legislation, regulations

ONTARIO ENERGY BOARD

Ontario Energy Board (OEB)
Independent electric utility price and service quality regulation ieso
Power to Ontario. On Demand.

Independent Electricity System Operator (IESO)
Wholesale power market rules, intermediary, North American reliability standards

Canada Energy Regulator / Régie de l'énergie du Canada

Canadian Energy Regulator
Federal regulator, international power lines and substations

NERC
NORTH AMERICAN ELECTRIC RELIABILITY CORPORATION

North American Electric Reliability Corporation (NERC)
Continent-wide bulk power reliability standards, certification, monitoring

NPCC, Inc.

Northeast Power Coordinating Council (NPCC)
Northeastern North American grid reliability, standards, compliance

For more information, visit
www.HydroOne.com/Regulatory

Hydro One Limited Annual Report 2021 **103**

Follow Hydro One Why Invest in Hydro One? • Utility business in a stable and rate-regulated environment • Pure-play electric company • Solid investment grade balance sheet • Fully independent Board • Stable and growing dividend www.HydroOne.com Twitter @HydroOneOfficial Facebook @HydroOneOfficial Instagram @HydroOne Linkedin /company/Hydro-One